SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of November 2016

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form   40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1	Summary of Minutes of the 210th Meeting of the Board of Directors Held on December 11, 2014
2	Summary of Minutes of the 212th Meeting of the Board of Directors Held on December 23, 2014
3	Summary of Minutes of the 222nd Meeting of the Board of Directors Held on June 27, 2014
4	Summary of Minutes of the 600th Meeting of the Board of Directors Held on June 27, 2014
5	Summary of Minutes of the 615th Meeting of the Board of Directors Held on December 5, 2014
6	Summary of Minutes of the 618th Meeting of the Board of Directors Held on December 18, 2014
7	Summary of Minutes of the 619th Meeting of the Board of Directors Held on December 23, 2014
8	Summary of Minutes of the 622nd Meeting of the Board of Directors Held on January 5, 2015
9	Summary of Minutes of the 662nd Meeting of the Board of Directors Held on May 13, 2016
10	Material Announcement Dated August 31, 2016: Disposal by Cemig of shares in Taesa
11	Material Announcement Dated August 31, 2016: Absorption of Redentor by RME
12	Summary of Principal Decisions of the 671st Meeting of the Board of Directors Held on August 31, 2016
13	Material Announcement Dated September 7, 2016: Notice of intention to exercise put option
14	Material Announcement Dated September 8, 2016: Advances to Renova under PPAs
15	Summary of Principal Decisions of the 672nd Meeting of the Board of Directors Held on September 9, 2016
16	Market Notice Dated September 9, 2016: Cemig in Dow Jones Sustainability Index for 17th year running
17	Convocation and Proposal of Extraordinary General Meeting of Stockholders to be Held on October 25, 2016
18	Material Announcement Dated September 12, 2016: Sale of interest in Transchile completed
19	Summary of Principal Decisions of the 673rd Meeting of the Board of Directors Held on September 12, 2016
20	Market Announcement Dated September 15, 2016: Reply to CVM Inquiry Letter 441/2016-CVM/SEP/GEA-1, of September 13, 2016
21	Material Announcement Dated September 29, 2016: Launch of a Restricted Offering
22	Material Announcement Dated October 6, 2016: Sale of interest in Transchile completed
23	Summary of Minutes of the 674th Meeting of the Board of Directors Held on October 14, 2016
24	Material Announcement Dated October 19, 2016: TAESA – Price per Unit
25	Material Announcement Dated October 19, 2016: Ativas capital transaction completed
26	Summary of Principal Decisions of the 675th Meeting of the Board of Directors Held on October 20, 2016
27	Notice to Stockholders Dated October 21, 2016: Candidate for election to the Board of Directors at EGM of October 25, 2016
28	Material Announcement Dated October 24, 2016: TAESA – Restricted Offering Settlement
29	Material Announcement Dated October 28, 2016: Light: Exclusivity commitment with EDF for sale of interest in Itaocara Hydroelectric Plant
30	Company Bylaws
31	Minutes of the Extraordinary General Meeting of Stockholders Held on October 25, 2016
32	Summary of Principal Decisions fo the 676th Meeting of the Board of Directors Held on October 28, 2016

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: November 10, 2016	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 210TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 11, 2014

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY CNPJ: 06.981.180/0001-16 – NIRE: 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

210TH MEETING

Date, time and place:	December 11, 2014, at 9.30 a.m., at the head office, Av. Barbacena, 1200 – 17th Floor, Belo Horizonte, Minas Gerais.
Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of this meeting, except the Board member:

Custódio Antonio de Mattos,

who stated conflict of interest in relation to:

•	Signature of a debt recognition agreement, with the Minas Gerais State Civil Defense Department.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Periodic declaration by the Executive Board of Interest on Equity, subject to the upper limit allowed by the legislation, of one hundred thirty one million six hundred ten thousand Reais.

b)	Signature, out of time, of the Fourth Amendment to contract with Método Assessoria Empresarial Ltda., for extension, exceptionally, of the period of validity to up to 30 months, or until conclusion of the new competitive tender process, for provision of services of temporary manpower to substitute employees on leave or vacation, or extraordinary increase of volume of services in the Company, validating all the acts practiced since August 31, 2014, that is to say, provision of the said services.

c)	Signature, until February 28, 2015, with Cemig GT, of the Contracts for supply of electricity to consumer units of ‘Group A’ and Contracts for public electricity service to ‘Group B’—Appendix IV consumer units, and the related amendments and dissolutions of contract, with validation of all acts practiced since December 14, 2004, that is to say, the supply of electricity, and the amounts received from Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Signature of the First Amendment to the Contract with ABB Ltda., for construction of the Belo Horizonte Centro 2 substation, to alter scope and price, with validation of all acts practiced, that is to say, the actions and procedures contained in Correspondence Items IE-01788/2012 and IE-00382/2012.

e)	Signature, out of time, of the Second Amendment to the Contract with Selt Engenharia Ltda., Construtora Remo Ltda., Engelminas Construções Elétricas Ltda. and Encel Engenharia de Construções Elétricas Ltda. to formalize, as from February 1, 2014, the exclusion of Cet Engenharia Ltda. and, as from November 1, 2014, exclusion of Engelminas Construções Elétricas Ltda. from the Consortium responsible for the execution of services to the Aerial Distribution Network, within the scope of Management Units for Maintenance, Operation, Sales, Energy Losses, and Distribution Expansion, Metropolitan Region, and to extend the period of the said Contract to a maximum of sixty months and, consequently, alter its value; also validating all acts practiced since February 1, 2014, that is to say, the exclusion of Cet Engenharia Ltda., and the provision of the services.

f)	Concession of exemption from charges specified in a Debt Recognition Agreement, with the Minas Gerais State Civil Defense Department (SEDS), in relation to the non-billing for shared use of the infrastructure of Cemig D, in the period between February 2007 and December 2013, signifying receipt of an amount.

g)	Signature of the Sixth Amendment to the Contract with the Brazilian Mail Service (Empresa Brasileira de Correios e Telégrafos), to extend the period of provision of the services referred to in Item V below, and alter the amount contracted.

h)	Signature, until February 28, 2015, of the Contracts for sharing of Infrastructure and the Amendments to Contracts entered into with the municipalities participating in the Olho Vivo Project of the State of Minas Gerais, with the Minas Gerais Military Police, through the Telecoms Technology Center, as consenting party, for assumption of the technical responsibilities specified in the Contracts, due to and for the period of validity of the Technical and Operational Working Agreement between the State of Minas Gerais, through the Minas Gerais Military Police, and the municipalities participating in this Project.

i)	Signature, until March 31, 2015, of: contracts for supply of electricity and reserve of demand, purchase of regulated supply, use of the distribution system, connection to the distribution system, and use of the transmission system, with the National Electricity System Operator (ONS), and terms of agreement for works and incorporation of assets and facilities, with value, individually or in aggregate, of sixteen million seven hundred thirty eight thousand one hundred thirty nine Reais and twelve centavos or more, to undergo monetary updating, on January 1, 2015, by the accumulated General Prices (Market) Inflation Index since 2014, and the related amendments or terms of cancellation of contract by rescission, dissolution, resilement or related methods, including when such contracts are signed between Cemig D and any of its stockholders, or any company that controls any such stockholder, or is controlled, individually or jointly, by any such stockholder, of any individual amount;

and contracts for supply of electricity to consumer units of ‘Group A’ and contracts for public electricity service to ‘Group B’ – Appendix IV consumer units, and the related amendments and dissolutions of contract, including when entered into with any of its stockholders, or any company that controls any such stockholder, or is controlled, individually or jointly, by any such stockholder, of any value.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board delegated, to the Executive Board, until March 31, 2015, the competency to authorize signature of contracts for sale of electricity, after hearing the opinion of the Energy Risks Management Committee, with individual or aggregate value of sixteen million seven hundred thirty eight thousand one hundred thirty nine Reais and twelve centavos or more, to undergo monetary updating, on January 1, 2015, by the accumulated General Prices (Market) Inflation Index of 2014, and also terms of assignment, amendments, termination of contract by recession, cancellation, resilement or associated methods, service contracts or contracts to constitute guarantees and counter-guarantees associated with them, and the other instruments necessary for their completion in practice, subject to the rules established in the contracts, including when they are entered into between the Company and any one of its stockholders or companies that are their controlling stockholders, whether directly controlled or under joint control, of any individual amount.

V	The Board re-ratified Board Spending Decision (CRCA) 073/2009, to alter, exceptionally, the period of contracting of the services of collection, transport and home distribution, nationwide, of Electricity Consumption Invoices, Service Cut-off Notices, Advices and Follow-up Advices of Debits and other Advices relating to supply of electricity, with maximum weight 20g, posted as simple objects, with the option of Registration and Advice of Receipt (AR) and Specified-Person Delivery, indication of special ranking and Sedex delivery services for sending of Electricity Consumption Invoices nationwide, for up to seventy-two months, the other provisions of that CRCA remaining unchanged.

VI	The Board members decided the calendar of meetings for 2016.

VII	Withdrawn from the agenda:

The following matters were withdrawn from the agenda:

a)	2015 Budget.

b)	adjustments to the amounts for 2015-2017 of the Distribution Development Plans (PDDs) of Aneel’s 3rd Regulatory Cycle for 2013-2017.

VII	Comments: The Chair, the Chief Officer Luiz Fernando Rolla and the General Manager Leonardo George de Magalhães made comments on matters of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

José Pais Rangel,

Otávio Marques de Azevedo,

Saulo Alves Pereira Júnior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Luiz Augusto de Barros,

Custódio Antonio de Mattos,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Bruno Magalhães Menicucci,

Flávio Miarelli Piedade,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Marco Antonio Rodrigues da Cunha,

Tarcísio Augusto Carneiro,

Audit Board Member:	Lauro Sander;

Chief Officer:	Luiz Fernando Rolla;

General Manager:	Leonardo George Magalhães;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 212TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 23, 2014

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY – CNPJ: 06.981.180/0001-16 – NIRE: 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE

212ND MEETING

Date, time and place:	December 23, 2014 at 3.30 p.m. at the company’s head office, Av. Barbacena 1200, 17th floor, A1 Wing, Belo Horizonte, MG, Brazil.
Meeting Committee:	Chair: Danilo de Castro ; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of this meeting, except the Board member Danilo de Castro, who stated conflict of interest in relation to:

•	Signature of amendments to the Light for Everyone (Luz para Todos) working agreement.

II	The Board approved:

a)	The 2015 Budget.

b)	The minutes of this meeting.

III	The Board authorized signature of the Sixth Term of Working Agreement 063/2008, with the State of Minas Gerais, through the State Economic Development Department (SEDE), with the Minas Gerais State Planning and Management Department (Seplag) as consenting party, to return to the criteria for investment of the funds, namely connection of fifty five thousand consumer units, and to postpone the payment of the final installment until December 31, 2015 , to come into force after approval by Aneel.

V	The Board ratified signature of the First Amendment to the Working Agreement referred to in Item III above, to: alter the figures of the budget allocations; re-number the Efficacy Clause and the subsequent clause on Jurisdiction; and approve the new Work Plan;

and signature of the Fifth Amendment to that Working Agreement, between the same parties, to extend the period of validity to December 31, 2014, and adapt the timetables for execution and financial disbursements, through adoption of the work plan.

V	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

Danilo de Castro,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

João Camilo Penna,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Wando Pereira Borges,

Luiz Augusto de Barros,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marina Rosenthal Rocha;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 222ND MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2014

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY – CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

222ND MEETING

Date, time and place:	June 27, 2014, at 10.00 a.m., at the head office, Av. Barbacena 1200 – 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais.
Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Carlos Henrique Cordeiro Finholdt.

Summary of proceedings:

I	Conflict of interest: The Board members listed below stated they had no conflict of interest with the matter on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board declared interim dividends, in the amount of:

Eight hundred million Reais,

using the balance of the Retained Earnings Reserve, payable to stockholders whose names were on the Company’s Nominal Share Registry on June 24, 2014, to be paid by June 30, 2014, the Executive Board to obey these dates and to decide the places and processes of payment.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Leonardo Maurício Colombini Lima,

Marco Antonio Rodrigues da Cunha;

Marina Rosenthal Rocha;

Audit Board:	Bruno Gonçalves Siqueira;

Chief Officer:	Luiz Fernando Rolla;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF MINUTES OF THE 600TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 600TH MEETING

Date, time and place:	June 27, 2014 at 8.30 a.m. at the company’s head office.
Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Carlos Henrique Cordeiro Finholdt.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board declared extraordinary dividends, using the Profit Reserve under the by-laws, of:

One billion seven hundred four million Reais,

payable to stockholders on the Company’s Nominal Share registry on June 27, 2014.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Leonardo Maurício Colombini Lima,

Marco Antonio Rodrigues da Cunha,

Marina Rosenthal Rocha;

Audit Board:	Bruno Gonçalves Siqueira;

Chief Officer:	Luiz Fernando Rolla;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros.

Registered at:

Commercial Board of Minas Gerais State.

I certify registry, under Nº: 5874334,

on September 22, 2016.

Receipt No.: 16/556.369-9.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF MINUTES OF THE 615TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 5, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE

615TH MEETING

Date, time and place:	December 5, 2014, at 8 a.m. at the Company’s head office.
Meeting Committee:	Chair: Danilo de Castro; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Signature of a Term of Adherence to the Stockholders’ Agreement of Renova Energia S.A., between

RR Participações S.A. (‘RR’),	Ricardo Lopes Delneri,
Renato do Amaral Figueiredo,	Light Energia S.A.,
Light S.A. and	BNDES Participações S.A. (‘BNDESPar’),

to reflect the Adherence agreed by the controlling stockholders of RR and of Light Energia S.A.; and

b)	signature, individually, as consenting party, with the federal government, through Aneel as intermediary, of the Fourth Amendment to the Electricity Distribution Concession Contracts, to include a provision guaranteeing that the amounts recorded in the Portion ‘A’ Costs Variation Compensation Account (the CVA Account), and in the Other financial components item in tariff adjustments, be included in the calculation of indemnity on the occasion of extinction of the concession, corresponding to such portions of the investments linked to revertible goods as have not yet been amortized or have not yet been depreciated.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:	Danilo de Castro, Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, João Camilo Penna, José Pais Rangel, Tadeu Barreto Guimarães,	Wando Pereira Borges,

Luiz Augusto de Barros,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade;

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Public registry:

Commercial Board of Minas Gerais State.

I certify registry, under Nº: 5828116, on August 26, 2016.

Receipt No.: 16/526.687-2.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF MINUTES OF THE 618TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 18, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 3130

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

618TH MEETING

Date, time and place:	December 18, 2014 at 9 a.m. at the company’s head office.
Meeting Committee:	Chair: Djalma Bastos de Morais Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting, except:

Arcângelo Eustáquio Torres Queiroz and Franklin Moreira Gonçalves,

– who stated that they had conflict of interest in relation to the matter of:

the Collective Work Agreement.

These members withdrew from the meeting room at the time of discussion and voting on this subject, returning to proceed with the meeting after the vote on the matter had been taken.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Within the Rubicon Project, signature of the First Amendment to the Investment and Contribution Agreement with Gás Natural Internacional SDG, S.A. (GNI), to alter the limit date for completion of the transaction related to the construction of the gas pipeline and compliance with the suspensive conditions.

b)	Additional subscription of capital in Cemig PCH S.A. in the total amount of fifteen million Reais, in 2015, and consequent increase in that company’s capital to fifty million nine hundred fifty two thousand four hundred forty five Reais and two centavos, with issuance of twenty million nominal common shares without par value, and alteration of Article 5 of the by-laws of this company.

c)	Commencement of the process of dissolution of Cemig Colombia SAS (Cemig Colombia), through liquidation by the management bodies of that company: the positions of General Manager and his substitute officer to be abolished, to enable the managers of Cemig Overseas to take all the measures necessary for this dissolution with the Colombian bodies and agencies.

d)	Filing of legal actions necessary to preserve the Company’s interests related and inherent to revision of the economic clauses referred to in subclause ‘b’ of Item V below, and their consequences.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board oriented the representatives of Cemig to vote in favor of the agenda:

a)	in the Extraordinary General Meetings of Stockholders of Cemig PCH S.A. that deal with the capital increases, and the consequent alteration in the by-laws, referred to in subclause ‘b’ of Item III above and in subclause ‘a’ of item V, below; and

b)	in the management bodies of Cemig Overseas on: the dissolution of Cemig Colombia; approval of the assets liquidation inventory of that company; commencement of the dissolution procedure with start of the liquidation by its internal bodies; the function of General Manager and his substitute officer ceasing to exist; and appointment of the Muñoz Tamayo & Associados law office (MTA) to carry out the legal functions of liquidator of that company and take the appropriate measures.

V	The Board ratified:

a)	Injection of capital of five million Reais into Cemig PCH S.A.

b)	The negotiations carried out by the Executive Board, jointly with Cemig, Cemig D and Cemig GT in relation to the revision of the economic items of the Normative Judgment given by the Regional Labor Appeal Court in Case Nº 01573-2012-000-03-00-6 – DC (the 2014/2015 Collective Work Agreement), which will be in effect for the period 2014-15, and which obeyed the directives of preserving the company’s financial health and adoption of parameters practiced in the market by companies of a similar scale, and also the search for a solution that is fair in entrepreneurial terms, with the benefits that will be contained in it.

VII	Withdrawn from the agenda:

The items relating to the following were withdrawn from the agenda:

a)	Donation of the real estate property of the Peti Environmental Station to the Minas Gerais State Forests institute.

b)	Constitution by Transmissora Aliança de Energia Elétrica S.A. (Taesa), in the event that it wins Aneel Auction 007/2014, of a special-purpose company to receive the public electricity transmission service concession; and orientation of the vote of the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Taesa to be held on December 18, 2014.

VII	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, João Camilo Penna, Joaquim Francisco de Castro Neto, José Pais Rangel, Tadeu Barreto Guimarães,	Luiz Augusto de Barros,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

Franklin Moreira Gonçalves; ;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros.

Commercial Board of Minas Gerais State.

I certify registry, under Nº: 5870608,

on September 16, 2016

Receipt No.: 16/556.455-5.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF MINUTES OF THE 619TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 23, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 3130

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

619TH MEETING

Date, time and place:	December 23, 2014 at 2.30 p.m. at the head office.
Meeting Committee:	Chairs: Danilo de Castro, Djalma Bastos de Morais, Guy Maria Villela Paschoal Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting, with the exception of the Board member Danilo de Castro, who stated conflict of interest in relation to:

•	Signature of an amendment to the contract for works and services with the State of Minas Gerais, through its State development department (SEDE);

and, together with the Board members

Djalma Bastos de Morais,	Arcângelo Eustáquio Torres Queiroz,	João Camilo Penna
Wando Pereira Borges	and	Luiz Augusto de Barros

– stated that they had conflict of interest in relation to the matter of:

•	Alteration of the criterion for monetary updating of the value of the Advance against Capital Increase made by the State of Minas Gerais.

These members withdrew from the meeting room at the time of discussion and voting on those matters, returning after the vote on them had been taken, to proceed with the meeting.

II	The Board approved:

a)	The Budget for 2015.

b)	The minutes of this meeting.

III	The Board authorized opening of administrative proceedings for exemption from tender, and donation of the real estate property of the Peti Environmental Station to the Minas Gerais State Forests institute.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board oriented the board members appointed by the Company, at the meeting of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), to vote in favor of orientation to the representative of Taesa in the Extraordinary General Meeting of Stockholders of Empresa Regional de Transmissão de Energia S.A. (ERTE) to vote in favor of:

1)	Increase in the share capital of that company by seventeen million four hundred forty three thousand three hundred sixty one Reais sixty nine centavos, through issue of nominal preferred shares without par value, not convertible into common shares, without the right to vote in General Meetings of Stockholders, and with priority in reimbursement of capital, without premium, and nominal common shares without par value.

2)	Orientation to the representative of Taesa in the General Meetings of Stockholders of Empresa Amazonense de Transmissão de Energia S.A. (EATE), and of Empresa Norte de Transmissão de Energia S.A. (ENTE) to vote in favor of orientation of vote in favor of the agenda by the representatives of EATE and ENTE in the Extraordinary General Meeting of Stockholders of ERTE as to the said capital increase.

3)	Signature, by Taesa with EATE, ENTE and Alupar Investimento S.A. (Alupar), of the Second Amendment to the Stockholders’ Agreement of ERTE, to reflect the alterations arising from the said increase, and to preserve the rights of the original stockholders Taesa and Alupar.

4)	Orientation to the representative of Taesa to vote in favor, in the Extraordinary General Meetings of Stockholders of ENTE and EATE, of signature by ENTE, EATE, Alupar and Taesa of the said Second Amendment to the Stockholders’ Agreement of ERTE.

5)	Authorization for Taesa to assign to ENTE its right of first refusal for subscription of the preferred and common shares to be issued by ERTE in the capital increase referred to above.

6)	Orientation to the representative of Taesa in the Extraordinary General Meeting of Stockholders of EATE to vote in favor of Assignment to ENTE of EATE’s first refusal right relating to subscription of the preferred and common shares to be issued by ERTE in the capital increase referred to above.

7)	Orientation for the representative of Taesa in the Extraordinary General Meeting of Stockholders of ENTE to vote in favor of subscription by the company of the total of all the preferred and common shares to be issued by ERTE in the capital increase referred to above.

V	The Board ratified signature of the Second Amendment to the Contract for Execution, Directly or Indirectly, of Works and Provision of Services, with the State of Minas Gerais, through the Minas Gerais State development Department (SEDE), to change its termination date to December 21, 2016.

VI	The Board re-ratified CRCA-095/2014, changing the quantity of nominal preferred shares without par value, not convertible into shares, without the right to vote in General Meetings of Stockholders of Taesa, with priority in reimbursement of capital, and without premium, to twenty one million seven hundred thirty two thousand two hundred three – the other provisions of that CRCA remaining unchanged.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VII	Withdrawn from the agenda: The Board withdrew the following matters from the agenda:

a)	Cancellation of the debentures relating to the 2nd, 4th, 5th and 6th Private Issues of Non-convertible Debentures by Cemig, as a result of the acquisition of the totality of these debentures, to be realized by Cemig GT.

b)	Payment by the State of Minas Gerais of an amount related to the amount existing in the account for the Advance Against Future Capital Increase (AFAC), relating to the funds delivered to the Company in 1995, 1996 and 1998.

VIII	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

Danilo de Castro,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

João Camilo Penna,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Wando Pereira Borges,

Luiz Augusto de Barros,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marina Rosenthal Rocha;

Audit Board Member:	Lauro Sander

Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros.

Commercial Board of Minas Gerais State.

I certify registry, under Nº: 5870620,

on September 16, 2016.

Receipt No.: 16/556.562-4.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. SUMMARY OF MINUTES OF THE 622ND MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 5, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 622ND MEETING

Date, time and place:	January 6, 2015 at 6 p.m. at the company’s head office.
Meeting Committee:	Chair: Danilo de Castro; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Resignations: The Chair reported that the following Board members:

– Djalma Bastos de Morais, Joaquim Francisco de Castro Neto, Wando Pereira Borges, Lauro Sérgio Vasconcelos David, Luiz Augusto de Barros, and	João Camilo Penna, Tadeu Barreto Guimarães, Paulo Sérgio Machado Ribeiro, Custódio Antonio de Mattos, Leonardo Maurício Colombini Lima, Marco Antonio Rodrigues da Cunha –

had resigned their positions on this Board, on January 1, 2015, as per letters in the Company’s possession, and that, so as not to leave this Board without the necessary minimum number of members necessary for decisions, those members will continue to hold these positions until the Extraordinary General Meeting of Stockholders that deals with new membership of this Board.

II	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

III	The Board approved:

a)	The proposal, by the Board member Djalma Bastos de Morais, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on January 22, 2015 at 11 a.m., to decide on the new composition of this Board of Directors.

b)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board canceled Board Decision (CRCA) 107/2014, which deals with submission of a proposal to stockholders.

V	The Board submitted a proposal to the Extraordinary General Meeting of Stockholders to be held on January 22, 2015, for the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on January 22, 2015, to vote in favor of change in the Boards of Directors of those companies, in accordance with the change in the Board of Directors of Cemig.

VI	The Board re-ratified CRCA 023/2014, to include the condition relating to the six-monthly payments of the financial charges on Commercial Credit Note N° 20/04723-1, of Cemig D – the other provisions of that CRCA remaining unchanged.

VII	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:	Danilo de Castro, Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, João Camilo Penna, José Pais Rangel, Saulo Alves Pereira Junior,

Wando Pereira Borges,

Luiz Augusto de Barros,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marco Antonio Rodrigues da Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by : ) Anamaria Pugedo Frade Barros.

Public Registry:

Commercial Board of Minas Gerais State.

I certify registry, under Nº: 5875317, on September 23, 2016.

Receipt No: 16/568.696-1.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. SUMMARY OF MINUTES OF THE 662ND MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 13, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 3130

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

662ND MEETING

Date, time and place:	May 13, 2016, at 8 a.m., at the head office, Av. Barbacena, 1200 – 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

1	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

2	The Board approved:

A)	The following proposals by the Board member Samy Kopit Moscovitch:

(i)	– to re-elect, as Chief Executive Officer and Deputy CEO, respectively:

the Board Members:

José Afonso Bicalho Beltrão da Silva	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by SSP/MG, and CPF 098044046-72,

and

Mauro Borges Lemos	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card MG992314, issued by the Civil Police of Minas Gerais State, and CPF 316720516-49;

(ii)	– that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders, to be held on June 14, 2016 at 11 a.m., and that in the absence of a quorum the Chair be authorized to make second convocation, within the legal period, to deal with the alterations to the by-laws mentioned in Item 3 below; and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(iii)	– to change the composition of the Executive Board of this Company, as follows:

– Eduardo Lima Andrade Ferreira no to longer be Chief Officer for the Gas Division,

– and election, as Chief Officer for the Gas Division, of:

Felipe Torres do Amaral	– Brazilian, married, executive, domiciled in São Paulo, São Paulo State, at Rua Princesa Isabel 17/122A, Brooklin Paulista, CEP 04601-000, bearer of Identity Card M-7794150 issued by SSP/MG and CPF 034393386-14,

– to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018.

B)	The minutes of this meeting.

3	The Board submitted a proposal to the Extraordinary General Meeting of Stockholders for:

I)	Changes to the Company’s by-laws, as follows:

a)	Alteration of Clause 18, to change the composition of the Executive Board, to the following drafting:

“Clause 18	The Executive Board shall be made up of the following 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors:

Chief Executive Officer;

Deputy Chief Executive Officer;

Chief Finance and Investor Relations Officer;

Chief Corporate Management Officer;

Chief Distribution and Sales Officer;

Chief Trading Officer;

Chief Business Development Officer;

Chief Generation and Transmission Officer;

Chief Officer for Human Relations and Resources:

Chief Counsel; and

Chief Institutional Relations and Communication Officer.

§ 1	The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office.”

b)	Alteration of sub-Item IV of Clause 22 to change the duties of the Chief Corporate Management Officer, with the following drafting:

“Clause 22 (...)

IV	To the Chief Corporate Management Officer:

a)	to decide, conduct and supervise the Company’s telecommunications and information technology policy;

b)	to plan, put in place and maintain the Company’s telecommunications and information technology systems;

c)	to decide policies and rules on support services such as transport, administrative communication, security guarding, and provision of adequate quality in the workplace for the Company’s personnel;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	to provide the Company with infrastructure and administrative support resources and services;

e)	to coordinate the policies, processes and means of property security and security guarding approved by the Company;

f)	to administer the process of acquisition and disposal of materials, equipment and real estate property, contracting of works and services and construction and inspection of works on buildings;

g)	to effect quality control of the material acquired and monitoring of the qualification of contracted service providers;

h)	to administer and control the stock of material, and to arrange for separation and recovery of used material, and sales of excess and unusable material, and scrap;

i)	to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers or development agencies or industry associations, in the ambit of the State of Minas Gerais;

j)	to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais).”

c)	Alteration of Sub-item IX of Clause 22, to replace the duties of the Chief Officer for the Gas Division by the duties of the Chief Human Relations and Resources Officer, with the following drafting:

“Clause 22 (...)

IX	To the Chief Officer for Human Relations and Resources:

a)	to ensure the provision of appropriate personnel to the Company;

b)	to decide the Company’s human resources policy and to orient and promote its application;

c)	to coordinate the policies, processes and means of work safety approved by the Company;

d)	to orient and conduct the activities related to organizational studies and their documentation;

e)	to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

f)	to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

g)	to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Alteration of Sub-item VIII of Clause 22, to include sub-clauses ‘t’ to ‘z’, containing new duties of the Chief Business Development Officer, with the following drafting:

“Clause 22 (...)

VIII	To the Chief Business Development Officer: (...)
t)	to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas and/or sub-products or by-products, directly or through third parties;

u)	to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

v)	to carry out research, analyses and studies of investments and new technologies related to oil and gas and studies and development of business in that sector;

w)	to develop a structure of rules and standardization for projects in the field of oil and gas;

x)	to consolidate the management of the work safety policies of Gasmig and of other specific-purpose companies, in the ambit of the oil and gas activities;

y)	to carry out research, studies, analyses and market projections of interest to the Company in the ambit of the oil and gas activities;

z)	to represent the Company in the various entities that bring together the companies of the oil and gas sector.”

e)	Alteration of the drafting of Subclause ‘g’ of Sub-Item I of Clause 22, to exclude conduct of the activities of internal auditing from the duties of the Chief Executive Officer, with the following drafting:

“Clause 22 (...)

I	To the Chief Executive Officer (...)

g)	to manage and direct the activities of the Corporate Executive Office, and strategic planning;”;

and

f)	inclusion of Sub-clause ‘t’ in Clause 17, so that conduct of activities of internal auditing shall be a duty of the Board of Directors, with the following drafting:

“Clause 17 (...)

t)	to manage and direct the activities of internal auditing.”

II)	Orientation of the representatives of Cemig to vote in favor of change in the by-laws of those two companies, in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT that are to be held on the same date as the General Meeting of Stockholders of Cemig that is held for the purpose of altering the by-laws

4	Statements of compliance:

Mr. José Afonso Bicalho Beltrão da Silva, Mr. Mauro Borges Lemos and Mr. Felipe Torres do Amaral declared, in advance, that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5	The Chair informed the meeting that the Executive Board is now constituted as follows:

Chief Executive Officer:	Mauro Borges Lemos
Deputy CEO:	Mateus de Moura Lima Gomes
Chief Trading Officer:	Evandro Leite Vasconcelos
Chief Business Development Officer:	César Vaz de Melo Fernandes
Chief Distribution and Sales Officer:	Ricardo José Charbel
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira
Chief Officer for the Gas Division:	Felipe Torres do Amaral
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	Márcio Lúcio Serrano
Chief Counsel:	Raul Lycurgo Leite
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos

6	Comments: The following made comments on subjects of interest to the Company.

The Chair;
Chief Officer:	Fabiano Maia Pereira;
General Managers:	Anamaria Pugedo Frade Barros,	Gilberto Moura Valle Filho, Leonardo George de Magalhães;
Manager:	Robson Laranjo.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marcelo Gasparino da Silva,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Carlos Fernando da Silveira Vianna,

Aloísio Macário Ferreira de Souza,

Antônio Dirceu Araújo Xavier,

Bruno Westin Prado Soares Leal,

Daniel Alves Ferreira,

José Augusto Gomes Campos,

José João Abdalla Filho,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Chief Officer:	Fabiano Maia Pereira;
General Managers:	Anamaria Pugedo Frade Barros,	Gilberto Moura Valle Filho, Leonardo George de Magalhães;
Manager:	Robson Laranjo;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by: ) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MATERIAL ANNOUNCEMENT DATED AUGUST 31, 2016: DISPOSAL BY CEMIG OF SHARES IN TAESA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Disposal by Cemig of shares in Taesa

In continuity of its Material Announcement of August 3, 2016, Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.), and the market in general, as follows:

Today, August 31, 2016, the Board of Directors of Cemig authorized monetization of up to

40,702,230 (forty million seven hundred two thousand two hundred thirty)

Units in Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’)

corresponding to:

40,702,230 (forty million seven hundred two thousand two hundred thirty)

common shares and

81,404,460 (eighty one million four hundred four thousand four hundred sixty)

preferred shares in Taesa, owned by Cemig.

Cemig will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, August 31, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MATERIAL ANNOUNCEMENT DATED AUGUST 31, 2016: ABSORPTION OF REDENTOR BY RME

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Absorption of Redentor by RME

In continuity of its Material Announcement of August 12, 2016, Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

On today’s date, General Meetings of Stockholders of Redentor Energia S.A. (‘Redentor’) and of RME – Rio Minas Energia Participações S.A. (‘RME’) approved the reverse absorption of Redentor by RME, in accordance with its by-laws and the applicable legislation.

All the procedures for filing and publication of the act of absorption will now be carried out, to result in the extinction of Redentor for all purposes of law.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, August 31, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. SUMMARY OF PRINCIPAL DECISIONS OF THE 671ST MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 31, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 31, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 671st meeting, held on August 31, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1	Monetization of Units in Taesa held by Cemig.

2	Participation in process of monetization.

3	The Austral Project.

4	Changes in composition of the Executive Board:

a)	Resignation of Mr. Luís Fernando Paroli Santos, as of July 13, 2016, as interim Chief Corporate Management Officer.

b)	Mr. Mateus de Moura Lima Gomes no longer to be Deputy CEO, from August 31, 2016; and Mr. Ricardo José Charbel no longer to be Chief Distribution and Sales Officer.

c)	Mr. Evandro Leite Vasconcelos, currently Chief Trading Officer, to be appointed Chief Distribution and Sales Officer, to serve the rest of the current period of office, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2018.

d)	Election of Mr. Dimas Costa as Chief Trading Officer, and of Mr. Paulo Roberto Castellari Porchia as Deputy CEO, to serve the rest of the current period of office, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2018.

e)	The Chief Corporate Management Officer will be elected in due course.

The members of the Executive Board are now as follows:

Chief Executive Officer:	Mauro Borges Lemos
Deputy CEO:	Paulo Roberto Castellari Porchia
Chief Trading Officer:	Dimas Costa
Chief Business Development Officer:	César Vaz de Melo Fernandes
Chief Distribution and Sales Officer:	Evandro Leite Vasconcelos
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	(Position vacant)
Chief Officer for Human Relations and Resources:	Márcio Lúcio Serrano
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos
Chief Counsel:	Raul Lycurgo Leite

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 7, 2016: NOTICE OF INTENTION TO EXERCISE PUT OPTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Notice of intention to exercise put option

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option giving irrevocable notice of exercise of BTG Pactual’s right to sell to Cemig:

153,634,195 preferred shares held by Pactual in Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’) (‘Shares subject of the Put Option’),

under the ‘First Exercise Window’ specified in Clauses 6.1 and 6.2 of the Stockholders’ Agreement of the Parati, signed on April 11, 2011 between

Cemig, Banco Santander (Brasil) S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento, BB – Banco de Investimento S.A., and Banco BTG Pactual S.A.,

with Parati as consenting party (‘the Parati Stockholders’ Agreement’), as amended.

Cemig has until November 30 to effect the acquisition of the shares or indicate a third party which will do so.

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, September 7, 2016

Raul Lycurgo Leite

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 8, 2016: ADVANCES TO RENOVA UNDER PPAS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Advances to Renova under PPAs

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On September 8, 2016, Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published a Material Announcement with the following content:

“In compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. (RNEW11) (‘Renova’ or ‘the Company’) hereby informs its stockholders and the market as follows:

A meeting of the Board of Directors has approved an advance payment of R$ 118 million for contracted future electricity supply under the Power Purchase Agreement between Renova Comercializadora de Energia S.A. (‘Renova Trading’) and Cemig Geração e Transmissão S.A. (‘Cemig’) (‘the Agreement’).

The Agreement, signed in 2013, provides for the parties to make earlier or later payments for the power supply that is the subject of the Agreement. The funds will be allocated as priority to the Alto Sertão III project, and also to meet other needs of the Company. The amount due will be settled by delivery of power supply, in the amounts specified in this Agreement, starting in May 2021.

As previously announced by the Company, in June 2016 Cemig made an advance payment to Renova Trading of R$ 94 million under the Agreement, and at that time signed an agreement placing a charge on:

100% of the shares in Enerbrás S.A. and

100% of the shares in the specific-purpose companies of Phase B of the Alto Sertão III Project;

An option was also granted to Cemig to purchase

100% of the shares of Enerbrás S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In December 2015 an advance payment was made of R$ 60 million, on a basis similar to that referred to above, but under the Power Purchase Agreement signed between Renova Trading and Cemig on March 25, 2014.

Considering all the above items, the total advanced to the Company in payment for future supply of electricity will be R$ 272 million (‘the Total Amount Advanced’).

The company also hereby reports that a Share Purchase Agreement has been signed which will enable Cemig to convert the Total Amount Advanced into a stockholding interest in Alto Sertão Participações S.A. (“Alto Sertão”), the controlling stockholder of the companies that comprise Phase A of the Alto Sertão III project; up to a limit of

49.9% of the shares in Alto Sertão,

and also an Agreement placing a charge upon

100% of the shares in Bahia Holding S.A. and

49% of the shares in Ventos de São Cristóvão Energias Renováveis S.A.,

which holds some of the Company’s wind power projects.

Exercise of the call option is conditional upon prior approval by the BNDES. Completion of the share option transactions referred to above will require the prior approval of:

– the BNDES;

– Banco do Brasil S.A. – where applicable;

– the Brazilian electricity regulator, Aneel, and

– the Brazilian Monopolies Authority (CADE).”

Belo Horizonte, September 8, 2016

Raul Lycurgo Leite

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. SUMMARY OF PRINCIPAL DECISIONS OF THE 672ND MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 9, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 9, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 672nd meeting, held on September 9, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Grant of surety guarantee, in tender proceedings for Cemig D.

2.	Orientation of vote in a General Meeting of Stockholders of Parati.

Stockholding restructuring of Parati.

3.	Orientation of vote in Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT on changes to the Board of Directors, as a result of resignation, in the event that there are changes to the Board of Directors of Cemig.

4.	Convocation of Extraordinary General Meeting of Stockholders to be held on October 25, 2016, at 11 a.m., to decide on changes to the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MARKET NOTICE DATED SEPTEMBER 9, 2016: CEMIG IN DOW JONES SUSTAINABILITY INDEX FOR 17TH YEAR RUNNING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig in Dow Jones Sustainability Index for 17th year running

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), listed on the exchanges of São Paulo, New York and Madrid, hereby reports to its stockholders and the market as follows:

Cemig has again been selected for inclusion in the Dow Jones Sustainability World Index (the “DJSI World”), for 2016–17. This is its 17th consecutive year in this index.

•	It has been included every year since the DJSI World was created in 1999.

This year’s index includes 316 companies from 28 countries, chosen from among 2,500 companies in 60 industrial sectors.

•	We see 17 consecutive years in this index as continuing recognition of Cemig’s determination to maintain its sustainable growth, motivated by creation of value for stockholders, employees and suppliers, and the well-being of society.

•	We believe that Cemig has established a position as one of the most sustainable companies in the world – reflecting its vision of the future, and its commitment to best corporate governance practices.

We attribute the achievement to Cemig’s unfailing efforts – continually improving its corporate sustainability practices, while prospecting and establishing new businesses, and creating long-term value for its stockholders.

For more on the DJSI World index, see > www.sustainability-indexes.com .

Belo Horizonte, September 09, 2016.

Raul Lycurgo Leite

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. CONVOCATION AND PROPOSAL OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 25, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

OCTOBER 25, 2016

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on October 25, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Change in the composition of the Board of Directors, due to resignation.

2	Orientation of vote(s) of the representative(s) of the Company at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT (Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.), also to be held on October 25, 2016, on change to the composition of the Board of Directors, due to a resignation, if there is a change in the composition of the Board of Directors of Cemig.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by October 21, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, September 9, 2016

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 25, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais—Cemig:

Whereas –

a)	Mr. Victor Guilherme Tito has resigned as substitute member of the Board of Directors of Cemig, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., according to a letter in the Company’s possession;

b)	an Extraordinary General Meeting of Stockholders of Cemig will be held on January 20, 2016, to change the composition of the Company’s Board of Directors;

c)	§1 of Clause 8 of the by-laws of Cemig D and Cemig GT states:

“§1	The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig;”

d)	Cemig D and Cemig GT will each hold an Extraordinary General Meeting of Stockholders on October 25, 2016, to make changes to their Audit Boards, in the event that the composition of the Board of Directors of this Company is changed on that date; and

e)	Subclause ‘g’ of Paragraph 4 of Clause 21 of the by-laws of Cemig states the following as attribution and responsibility of the Executive Board:

“Clause 21 – ... § 4º ...

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– do now propose to you as follows:

– that the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. and in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., to be held on October 25, 2016, should vote in favor of the change in the Board of Directors if there is a change in the Board of Directors of Cemig, on the same date.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, September 9, 2016

José Afonso Bicalho Beltrão da Silva Mauro Borges Lemos Allan Kardec de Melo Ferreira Arcângelo Eustáquio Torres Queiroz Helvécio Miranda Magalhães Junior José Pais Rangel Marcelo Gasparino da Silva

Marco Antônio de Rezende Teixeira

Marco Antônio Soares da Cunha Castello Branco

Nelson José Hubner Moreira

Paulo Roberto Reckziegel Guedes

Ricardo Coutinho de Sena

Saulo Alves Pereira Junior

Daniel Alves Ferreira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX 1

Information indicated in items 12.6 to 12.10 of the Reference Form, in relation to the candidates proposed by the controlling stockholder:

12.6.	Information about the Board Member:

Name: José Afonso Bicalho Beltrão da Silva

Age: 67

Profession: Economist

CPF: 098044046-72

Date of birth: October 5, 1948

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Corporate Governance and Sustainability Committee; and Committee for New Business Development and Corporate Control of Subsidiaries and Affiliates.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Prefecture of the City of Belo Horizonte

•	Finance Secretary – January 2006 to July 2012.

PBH Ativos S.A.

•	CEO – March 2009 to July 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Brazilian Industry, Development and Foreign Trade Ministry

•	Advisor – April 2013 to December 2014.

Brazilian Development Bank (BNDES)

•	Advisor – April 2013 to December 2014.

Finance Secretary of the Minas Gerais State Government, since January 2015.

Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, since January 2015.

Member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (Taesa), since November 2015.

Member of the Board of Directors of Parati S.A. – Participações em Ativos de Energia Elétrica, since March 2015.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, since January 2015.

Member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (Taesa), since November 2015.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

☐	No

X	Yes – If yes, describe:

Subject of judgment at first instance, in 2015, given by the 4th Federal Court of Belo Horizonte, in Criminal Action No. 2008.38.00.004809-0. The Appeal lodged is currently before the Regional Federal Court of the First Region, Judicial Section, of Minas Gerais State (Case No. 004711-51.2008.4.01.3800), on the grounds of Article 106 of the Constitution of the State of Minas Gerais, which states that it is the competency of the State Appeal Court (2nd instance) to be the first initial forum of hearing and judgment of Minas Gerais State Secretaries.

ii. Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes—If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes—If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes—If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

☐	No

X	Yes – If yes describe the relationship:

Finance Secretary of the Minas Gerais State Government, since January 2015.

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☐	No

X	Yes – If yes, describe the relationship and the company/ies:

Member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – Taesa, since November 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Member of the Board of Directors of Parati S.A. – Participações em Ativos de Energia Elétrica, since March 2015.

12.6.	Information about the Board Member:

Name: Franklin Moreira Gonçalves

Age: 45

Profession: Data processing technologist

CPF: 754.988.556-72

Date of birth: October 12, 1970

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions in the Company: Chief Generation and Transmission Officer.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

System Operation Technician at Cemig Distribuição S.A.;

Substitute member of the Boards of Directors of: Companhia Energética de Minas Gerais, since 2003; and Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

Member of the Board of Directors of the companies of the “TBE Group”:

Empresa Amazonense de Transmissão de Energia S.A. – EATE; Empresa Regional de Transmissão de Energia S.A. – ERTE; and Empresa Norte de Transmissão de Energia S.A. – ENTE (since September 12, 2011).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Chief Generation and Transmission Officer of Companhia Energética de Minas Gerais—Cemig and of Cemig Geração e Transmissão S.A.; and Chief Officer without specific designation, of Cemig Distribuição S.A., since January 2015.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Chief Generation and Transmission Officer of Companhia Energética de Minas Gerais—Cemig and of Cemig Geração e Transmissão S.A.; and Chief Officer without specific designation, of Cemig Distribuição S.A.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes—If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes—If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes—If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes—If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐	No

X	Yes – If yes, describe the relationship and the company/ies:

System Operation Technician at Cemig Distribuição S.A., until January 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Chief Generation and Transmission Officer of Companhia Energética De Minas Gerais, since January 2015.

b.	The State of Minas Gerais:

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, Cemig D or Cemig GT, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Mauro Borges Lemos

Age: 62

Profession: Economist

CPF: 316.720.516-49

Date of birth: April 23, 1954

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: CEO.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Federal University of Minas Gerais (UFMG)

•	Professor – Since 1980.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Brazilian Industrial Development Agency (ABDI)

•	Chair – since 2011.

Brazilian Industry, Development and Foreign Trade Ministry – 2013–14

•	Minister – since February 2014.

CEO of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

CEO of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes—If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes—If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c) Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Samy Kopit Moscovitch

Age: 54

Profession: Economist

CPF: 432.564.816-04

Date of birth: January 9, 1962

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

a.	Summary CV, containing:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Degree in economics, and master’s degree in geography, from the Federal University of Minas Gerais. Has extensive professional experience with bodies of the direct and indirect public administration, and in companies, including the following:

Technical Information Directorate of the Prefecture of the City of Belo Horizonte;

Specialist in sector competitiveness of the Brazilian Industrial Development Agency (ABDI);

CEO of Retiro Baixo Energética;

Cemig – Adviser to the CEO;

Brazilian Development Bank (BNDES): —Adviser to the Board (April 2000 and tenths – January 2015);

Sitting member of the Boards of Directors of Cemig, Cemig D, Cemig GT, Light and Gasmig.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10. State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Allan Kardec de Melo Ferreira

Age: 69

Profession: Lawyer

CPF: 054.541.586-15

Date of birth: November 19, 1946

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Human Resources Committee.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

PJF Consultoria Empresarial

•	Partner-Consultant – 1993 to 2015.

Has provided consultancy services to numerous companies in civil, commercial and tax matters, participation in restructuring processes (mergers, splits, sales and disposal of assets) of telecommunications companies of the Andrade Gutierrez group and in several cases of auctions and concessions.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Antônio Dirceu Araújo Xavier

Age: 73

Profession: Lawyer

CPF: 068.412.446-72

Date of birth: August 26, 1943

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Human Resources Committee.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Dirceu Xavier Advogados

•	Counsel – Since 2001

Substitute Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Eletrobras – Centrais Elétricas Brasileiras S.A.

– Head of the Legal Procurator’s Department

Companhia Mineradora de Minas Gerais – Comig – Adviser to the CEO

Substitute Member of the Boards of Directors of Cemig, Cemig D and Cemig GT.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.6.	Information about the Board Member:

Name: Arcângelo Eustáquio Torres Queiroz

Age: 50

Profession: Electricity worker

CPF: 539.109.746-00

Date of birth: March 3, 1966

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Does not hold any other post.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Member of technical administrative staff, Cemig Distribuição S.A.

Member of the Prosaúde (‘Pro-Health’) Committee of Forluz (2006 to 2010).

Member of the Boards of Directors of Cemig, Cemig D and Cemig GT, since 2009.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐	No

X	Yes – If yes, describe the relationship and the company/ies:

Member of technical administrative staff, Cemig Distribuição S.A.

b.	The State of Minas Gerais:

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Bruno Westin Prado Soares Leal

Age: 33

Profession: Federal government employee

CPF: 055.230.506-52

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Date of birth: September 10, 1983

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Is a member of the Finance Committee, Audit and Risks Committee, and Board of Directors Support Committee.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Brazilian Federal Treasury / Finance Ministry

•	Finance and Control Analyst – since May 2009

Eletrobras Termonuclear S.A. – Eletronuclear

•	Member of the Audit Board – since May 2012

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes—If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Helvécio Miranda Magalhães Junior

Age: 53

Profession: Doctor

CPF: 561.966.446-53

Date of birth: May 28, 1963

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Member of the Strategy Committee.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Brazilian Health Ministry

•	Secretary for Healthcare, 2001–14.

Minas Gerais State Secretary for Planning and Management

Chair of the Board of Directors of PRODEMGE

Chair of the Board of Directors of BDMG

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐	No

X	Yes – If yes, describe the relationship and the company/ies:

Member of the Board of Directors of Parati S.A.

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

☐	No

X	Yes – If yes, describe: Minas Gerais State Secretary for Planning and Management Chair of the Board of Directors of PRODEMGE, and Chair of the Board of Directors of BDMG.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Carlos Fernando da Silveira Vianna

Age: 59

Professional: Mechanical engineer

CPF: 319.830.656-68

Date of birth: November 23, 1956

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Board of Directors’ Support Committee; and the Strategy Committee

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Minas Gerais Development Bank (BDMG) – since April 1, 1980

•	General Manager, Innovation Team of the President’s Office: 2011–2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•	Business Area Executive Director, since 2015.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Business Area Executive Director, since 2015 at Minas Gerais Development Bank (BDMG).

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a) Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b) Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c) Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

☐	No

X	Yes – If yes, describe the relationship:

Indirect relationship, due to being a career employee, up to February 2015, and Executive Director, as from March 1, 2015, of the Minas Gerais Development Bank (BDMG), a company controlled by Minas Gerais State.

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Marco Antonio Soares da Cunha Castello Branco

Age: 56

Profession: Metallurgical engineer

CPF: 371.150.576-72

Date of birth: August 19, 1960

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Committee for New Business Development and Corporate Control of Subsidiaries and Affiliates.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Usinas Siderurgicas de Minas Gerais S. A. (Usiminas)

•	CEO – 2008 to 2010.

HYDAC Tecnologia do Brasil Ltda.

•	Member of the Advisory Board – since 2010.

Diferencial Energia Participações S. A.

•	Member of the Board of Directors – since 2011.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Diferencial Energia Participações S. A. – Member of the Board of Directors

Usinas Siderurgicas de Minas Gerais S. A. – CEO

Ternium S. A. – Member of the Board of Directors

Vallourec S.A. – Statutory Director

Vallourec S.A. (Boulogne-Billancourt, France) – Member of the Executive Committee

V&M France S.A.S. (Boulogne-Billancourt, France) – CEO

V&M Deutschland (Düsseldorf, Germany) – CEO

V&M do Brasil S.A. (Belo Horizonte, Brazil) – Chair of the Board of Directors

V&M Corporation (Houston, USA) – Member of the Board of Directors

Hüttenwerk Krupp Mannesmann (Düisburg, Germany) – Member of the Board of Directors Administration

Vallourec & Mannesmann do Brasil – CEO and Chair of the Board of Directors

Mannesmann S. A. – Chief Trading Officer

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10. State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Ricardo Wagner Righi de Toledo

Age: 59

Profession: Company manager

CPF: 299.492.466-87

Date of birth: September 1, 1957

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Board of Directors’ Support Committee, and of the Strategy Committee.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Usiminas S.A.

•	Chief Officer for Strategic Planning, Alliances and M&A – 2008 to 2011

Innovare Consultoria Ltda. – Economist

•	Independent Consultant – since 2012

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Banco Simples S.A. – Principal Executive

Banco Benge S.A. – General Manager

Banco Itaú S.A. – General Manager

Banco Itaú-Banestado S.A. – Director

Banco Bonsucesso S.A. – Director and Vice-president

Usiminas S.A. – Director

Mineração Usiminas S.A. – Member of the Board of Directors

Soluções Usiminas S.A. – Member of the Board of Directors

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10. State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☐	No

X	Yes – If yes, describe the relationship and the company/ies: Usiminas is a corporate client of Cemig.

12.6.	Information about the Board Member:

Name: Nelson José Hubner Moreira

Age: 62

Profession: Electrical engineer

CPF: 443.875.207-87

Date of birth: March 16, 1954

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is a member of the Corporate Governance and Sustainability Committee of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Brazilian National Electricity Agency, Aneel,

•	Director-General – 2009 to 2013.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Wieland Silberschneider

Age: 55

Profession: Economist

CPF: 451.960.796-53

Date of birth: November 11, 1960

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Finance, Audit and Risks Committee.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Minas Gerais State Department of Finance

•	State Revenue Tax Auditor – Since January 2005

Abrinq Foundation for Children’s Rights

•	Programs Consultant – Since January 2005

ii. Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

X	No.

☐	Yes—If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.6.	Information about the Board Member:

Name: Marco Antônio de Rezende Teixeira

Age: 59

Profession: Lawyer

CPF: 371.515.926-04

Date of birth: September 23, 1956

Position proposed: Sitting member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is a member of the Corporate Governance and Sustainability Committee of the Board of Directors.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

CBTU (Brazilian Urban Trains Company)

Counsel – Since June 1983 (seconded to the municipality of Belo Horizonte since 1993).

Municipality of Belo Horizonte

Procurator-General – 1997 to 2012.

Rezende Teixeira Sociedade de Advogados

Managing Partner – 2012 to 2015.

M&A Assessoria Empresarial Ltda.

Managing Partner – 2012 to 2014.

State Secretary – January 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

☐	No

X	Yes – If yes, describe the relationship:

State Secretary, Minas Gerais

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

12.6.	Information about the Board Member:

Name: Luiz Guilherme Piva

Age: 54

Profession: Economist

CPF: 454.442.936-68

Date of birth: June 2, 1962

Position proposed: Substitute member

Date of election: October 25, 2016

Date of taking office: October 25, 2016

Period of Office: Until the Annual General Meeting to be held in 2018.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

He is a member of the Board of Directors’ Support Committee, the Committee for New Business Development and Corporate Control of Subsidiaries and Affiliates, and the Finance, Audit and Risks Committee.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

LCA Consultores

•	Chief Investment and Corporate Finance Officer – 2007 to 2012.

Angra Partners

•	Chief Investment Officer – 2012–2013

Itatiaia Móveis

•	CEO – Managing Director of an industrial company with 2,000 employees and annual Sales revenue of R$ 800 million – 2013–2014.

Director of Minas Gerais Development Bank (Banco de Desenvolvimento de Minas Gerais – BDMG).

•	Responsible for the following areas: Structured Operations and Capital Markets; Product Development; and (currently) Internal Controls.

•	Adviser to the office of the CEO for: Structured Operations and Capital Markets – 2014 and 2015; Coordinator for Private Equity Projects and funds, FIDCs and PPPs.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	Any criminal conviction:

X	No

☐	Yes —If yes, describe:

ii.	Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X	No.

☐	Yes —If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X	No.

☐	Yes —If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

X	No.

☐	Yes —If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

X	No.

☐	Yes —If yes, describe:

12.10.	State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

b.	The State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

☐	No

X	Yes – If yes, describe the relationship:

Director of Minas Gerais Development Bank (Banco de Desenvolvimento de Minas Gerais – BDMG).

Adviser to the office of the CEO of BDMG.

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

X	No.

☐	Yes – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 12, 2016: SALE OF INTEREST IN TRANSCHILE COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On September 12, 2016, Cemig signed a share purchase agreement for sale of the whole of its interest in Transchile Charrúa Transmisión S.A. –corresponding to 49% of the share capital – to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$ 56,550,900.00 (fifty six million five hundred fifty thousand nine hundred US dollars), the amount to be adjusted at the closing.

The transaction will be concluded after compliance with the condition precedent specified in the share purchase agreement.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, September 12, 2016

Raul Lycurgo Leite

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. SUMMARY OF PRINCIPAL DECISIONS OF THE 673RD MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 12, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 12, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 673rd meeting, held on September 12, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Sale, in public offering, of Units in Taesa held by Cemig.

2.	Sale of the shares held by Cemig in Transchile.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20. MARKET ANNOUNCEMENT DATED SEPTEMBER 15, 2016: REPLY TO CVM INQUIRY LETTER 441/2016-CVM/SEP/GEA-1, OF SEPTEMBER 13, 2016

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY – CVM Nº 02032-0

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 441/2016-CVM/SEP/GEA-1, of September 13, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, September 13, 2016.

To Mr. Fabiano Maia Pereira

Investor Relations Director

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Avenida Barbacena 1200, 18th floor, B1 Wing

Santo Agostinho, 30190-924 Belo Horizonte, MG

Tel: (31) 3506-4903 / Fax: (31) 3506-3832

E-mail: ri@cemig.com.br

Subject: Request for information

Dear Sir,

1.	We refer to the report of the Decisions of Meeting of the Board of Directors published via the Empresas.net system on September 9, 2016.

2.	We request you to provide further details on the injections of funding and increase in capital to be carried out in Amazônia Energia and in Aliança Norte, including the amounts involved.

3.	This statement must be given through the Empresa.NET System, in the category: Market notice; type: Other Notices Not Considered to be Material Announcements.

4.	We remind you that, by order of the Company Relations Supervision Management, using its powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for any non-compliance with the requirement contained in this Official Letter within one business day from becoming aware of the content of this communication, sent exclusively by e-mail, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG GERAÇÃO E TRANSMISSÃO S.A. (‘Cemig GT’)

Dear Madam,

In reply to Official Letter 441/2016-CVM/SEP/GEA-1, of September 13, 2016, we inform you as follows:

The capital injection to which we refer in the summary of the Decisions of the meeting of the Company’s Board of Directors published through the Empresas.net system on September 9, 2016, arises from the decision of the 102nd meeting of the Board of Directors of Norte Energia S.A. (‘Nesa’), held on August 23, 2016, which proposed a further injection of capital, of R$ 245 million, into Nesa, to be made in September 2016, to be the subject of a decision at an Extraordinary General Meeting of Stockholders of Nesa to be held by September 16, 2016.

The transfer of capital would be scheduled to take place on September 19, 2016.

The amount to be subscribed by Cemig GT would be R$ 28,637,193.00 (twenty eight million six hundred thirty seven thousand one hundred ninety three Reais), comprising:

• R$ 17,832,693.00	(seventeen million eight hundred thirty two thousand six hundred ninety three Reais)
arising from its equity interest of	74.5% in Amazônia,
which holds an equity interest of	9.77% in Nesa; and
• R$ 10,804,500.00	(ten million eight hundred four thousand five hundred Reais)
arising from its equity interest of	49.0% in Aliança Norte,
which holds an equity interest of	9.00% in Nesa.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, September 15, 2016

Raul Lycurgo Leite

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 29, 2016: LAUNCH OF A RESTRICTED OFFERING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On September 29, 2016, Cemig’s affiliated company TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A. (‘TAESA’) published a Material Announcement with the following content:

“TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A. (BM&FBOVESPA Ticker: TAEE11) (“TAESA” or the “Company”), pursuant to Section 157, §4° of Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) Rule No. 358, dated January 3rd, 2002, as amended, hereby informs its shareholders and the market in general of the launch of a restricted offering (the “Restricted Offering”) of its units (each unit being evidenced by certificados de depósito de ações, each of which represents one outstanding ação ordinária (common share) and two outstanding ações preferenciais (preferred shares)) (the “Units”) to be offered and sold by Fundo de Investimento em Participações Coliseu (“FIP Coliseu”) and Companhia Energética de Minas Gerais – CEMIG (“CEMIG” and, together with FIP Coliseu, the “Selling Shareholders”), in accordance with CVM Rule No. 476, dated January 16, 2009, as amended (“CVM Rule 476”). The Restricted Offering will consist of a secondary offering of 65,702,230 Units.

The Restricted Offering of the Units of the Company has not been and will not be registered under the Securities Act, or any other U.S. federal and state securities laws (the “Securities Act”), and the Units may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.

The Restricted Offering will consist exclusively of a secondary offering. Accordingly, priority rights will not be granted to existing shareholders of the Company, in accordance with art. 9ºA of the CVM Rule 476, and there will be no dilution to existing shareholders of the Company.

This material fact is disclosed for informative purposes only and shall not, under any circumstances, be construed as an investment recommendation. This material fact does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, including the Units, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.”

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, September 29, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22. MATERIAL ANNOUNCEMENT DATED OCTOBER 6, 2016: SALE OF INTEREST IN TRANSCHILE COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Sale of interest in Transchile completed

With reference to the Material Announcement dated September 12, 2016, Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The suspensive condition in the Share Purchase Agreement signed on September 12, 2016 has been met, and as a result, on today’s date all of the shares in Transchile Charrúa Transmisión S.A. previously held by Cemig, namely 49% (forty nine percent) of the total capital, have been transferred to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., completing the sale.

Belo Horizonte, October 6, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

23. SUMMARY OF PRINCIPAL DECISIONS OF THE 674TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 14, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

674TH MEETING

Date, time and place:	October 14, 2016, at 9 a.m., at the Company’s head office, Av. Barbacena, 1200 – 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva. Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting, with the exception of the Board members

Arcângelo Eustáquio Torres Queiroz and Samy Kopit Moscovitch,

who stated themselves to have conflict of interest in relation to the 2016–17 Collective Work Agreement (‘ACT’), and the 2017–2018 Specific Collective Agreement on Profit Sharing (‘PLR’).

These members withdrew from the meeting room at the time of discussion and voting on those matters, returning after the vote on them had been taken, to proceed with the meeting.

II	The Board approved:

a)	Increase in the share capital of Miracema Transmissora de Energia Elétrica S.A. (‘Miracema’), to one hundred forty million Reais (in currency of March 2016) with issuance of nominal common shares without par value, resulting from valuation at book value per share, to be ascertained in each capital increase, in compliance with Article 170 of Law 6404/1976, with the related change to the head paragraph of Article 5 of the by-laws of that company; and orientation of vote in favor, by the Board members appointed by the Company to the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), in meetings of the Board of Directors of Taesa, to be held on dates yet to be decided, on orientation of vote in favor by the representatives of Taesa in the Extraordinary General Meetings of Stockholders of Miracema to be held on the said capital increase and the consequent changes to the by-laws.

b)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Board authorized:

a)	Grant by the company of an irrevocable surety, for contracting of loan transactions through Bank Credit Notes (Cédulas de Crédito Bancário), with Banco do Brasil S.A. (‘Banco do Brasil’), for the purposes of making payments of tranches of the principal becoming due between October 24 and 30, 2016, on the sixteen working capital loan transactions made by Cemig Geração e Transmissão S.A. (‘Cemig GT’) with Banco do Brasil itself with the numbers:

330.800.376, 330.800.383, 330.800.384, 330.800.385, 330.800.386, 330.800.387, 330.800.388, 330.800.389, 330.800.390, 330.800.391, 330.800.392, 330.800.393, 330.800.394 and 330.800.395,

on the following principal terms:

Amount:	R$ 600 million.
Financial charges:	132.90% of the CDI Rate, with monthly payments and no grace period.
Flat fee:	1.72% of the value of the loan.
Payment of principal:	in four six-monthly installments each of R$ 150 million, due on:
April 24, 2017, October 24, 2017, April 24, 2018 and October 24, 2018.
Early settlement:	Cemig GT may settle the debt early at any time; such payment may be made with funds transferred from another financial institution, due to the portable status of the credit, without being charged any additional cost.
IOF Tax:	The IOF Tax on Financial Transactions will be in accordance with the legislation from time to time in effect.
Surety:	Guarantee in the form of a surety from the Company.
Covenant:	There will be a financial covenant for the quotient {Total net debt / Ebitda}, which must be less than or equal to:
6x, in December 2016;
5.26x, in March, June, September and December 2017; and
5x, in March, June and September 2018.
This covenant is to be accompanied and met in the financial statements of the guarantor. Cemig GT and Cemig must regularly inform Banco do Brasil of any financial covenants that they agree with any other creditors. If there are additional or more restrictive covenants, the obligations assumed in this Bank Credit Note shall automatically reflect such financial covenants.
Effective nominal cost:	20.61% p.a.
Documents:	Signature of the documents necessary for contracting of the above credit transactions.
Execution by the Executive Board of all the acts necessary to put the above decisions into effect.
Consents:	Contracting of the loan transactions shall require the prior consent of:
– the State Companies Coordination Committee of Minas Gerais State; and
– the Brazilian Development Bank (BNDES).

b)	Provision by the Company of a surety to Cemig Telecomunicações S.A. (‘CemigTelecom’), by signature, as consenting party, of the Loan Agreement between Sonda Procwork Outsourcing Informática Ltda. (‘Sonda’), CemigTelecom, and Ativas Participações S.A. (‘Ativas Participações’), with Ativas Data Center S.A., and ASM Participações Societárias S.A. (‘ASM’) also signing as Consenting Parties, under which Sonda will lend up to forty five million Reais to CemigTelecom; and up to sixty four million three hundred forty thousand Reais to Ativas Participações, on the following principal terms:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Maturity:	Twelve calendar months from the date of signature of the Agreement;
Payment:	In a single installment or in more installments, at the option of the present stockholders, up to the maturity date (inclusive);
Interest:	At 110% of the variation of the Interbank Deposit Rate (the CDI, or Certificado de Depósito Interbancário, rate), limited to the amount corresponding to the legal rate of 12% per year, plus a monetary updating adjustment calculated by the IGP-M (‘General Price Index – Market’) inflation index, calculated by the Getúlio Vargas Foundation;
Guarantee:	Guarantee through non-joint surety given by the Company and by ASM, the controlling stockholder of Ativas Participações, up to the limit of the obligations assumed, respectively, by CemigTelecom and by Ativas Participações under the said Agreement.

c)	Signature by Cemig, Cemig D and Cemig GT, jointly, subject to the directives of preserving the company’s financial health and adoption of parameters practiced in the market by companies of a similar scale, and to the requirement to find a fair business solution, of the Collective Work Agreement for 2016–17, within the annual financial limit – on which orientation is to be given by the Human Resources Committee of this Board; and taking of legal actions related or inherent to the process of negotiation of the Agreement referred to above and of elements arising from it that are necessary to preserve the Company’s interests.

d)	Renewal, jointly, by Cemig, Cemig D and Cemig GT, subject to the directives of preserving the company’s financial health and adoption of parameters practiced in the market by companies of a similar scale, and also the search for a solution that is fair in entrepreneurial terms, of the 2017-18 Specific Collective Agreement on Profit Sharing, with the benefits contained therein, within the annual financial limit – on which orientation is to be given by the Human Resources Committee of this Board; and taking of legal actions related or inherent to the process of negotiation of the Agreement referred to above and of elements arising from it that are necessary to preserve the Company’s interests.

IV	Abstention: The Board member Marco Antonio Soares da Cunha Castello Branco abstained from voting on the matter referred to in subclause ‘b’ of item III, above.

V	Votes against: The Board members Marcelo Gasparino da Silva and Daniel Alves Ferreira voted against the proposals referred to in subclauses ‘c’ and ‘d’ of Item III, above.

VI	Comments: Board members, a Chief Officer, General Managers, the CEO of a company of the ‘Cemig Group’, and an advisor made comments on subjects of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,

Daniel Alves Ferreira,

José Augusto Gomes Campos,

Aloísio Macário Ferreira de Souza,

Antônio Dirceu Araújo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Franklin Moreira Gonçalves,

Luiz Guilherme Piva,

Ricardo Wagner Righi de Toledo,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

( Signed by: ) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

24. MATERIAL ANNOUNCEMENT DATED OCTOBER 19, 2016: TAESA – PRICE PER UNIT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

TAESA – Price per Unit

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today the Cemig affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) filed the following Material Announcement:

“TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A. (BM&FBOVESPA Ticker: TAEE11) (“TAESA” or the “Company”), pursuant to Section 157, §4° of Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) Rule No. 358, dated January 3rd, 2002, as amended, in addition to the material fact dated September 29, 2016, hereby informs its shareholders and the market in general of the pricing of its restricted offering (the “Restricted Offering”) of 65,702,230 units (each unit being evidenced by certificados de depósito de ações, each of which represents one outstanding ação ordinária (common share) and two outstanding ações preferenciais (preferred shares) (the “Units”) to be offered and sold by Fundo de Investimento em Participações Coliseu (“FIP Coliseu”) and Companhia Energética de Minas Gerais – CEMIG (“CEMIG” and, together with FIP Coliseu, the “Selling Shareholders”), in accordance with CVM Rule No. 476, dated January 16, 2009, as amended (“CVM Rule 476”).

The Restricted Offering price per Unit is R$19.65. The total amount of the Restricted Offering is R$1,291,048,819.50.

The settlement of the Restricted Offering is scheduled to occur on October 24, 2016, date on which the Company will disclose a material fact containing the final information regarding the Restricted Offering, including the new corporate structure of the Company, as well as provide a new version of the formulário de referência to reflect the outcome of the Restricted Offering.

This material fact is disclosed for informative purposes only and shall not, under any circumstances, be construed as an investment recommendation. This material fact does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, including the Units, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.”

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, October 19, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25. MATERIAL ANNOUNCEMENT DATED OCTOBER 19, 2016: ATIVAS CAPITAL TRANSACTION COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Ativas capital transaction completed

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today Cemig’s wholly-owned subsidiary Cemig Telecomunicações S.A. (‘Cemig Telecom’) filed the following Material Announcement:

“Completion of transaction to subscribe capital in Ativas

Cemig Telecomunicações S.A. (‘Cemig Telecom’), a Brazilian corporation operating in the category of Multimedia Communication Services (SCM), in accordance with best corporate governance practices, hereby informs the market as follows:

Following compliance with the conditions precedent specified in the Investment Agreement signed on August 25, 2016 between Cemig Telecom, Ativas Participações S.A. (‘Ativas Participações’) and Sonda Procwork Outsourcing Informática Ltda., (‘Sonda’), for injection of capital into Ativas Data Center S.A. (‘Ativas’), this transaction was completed today.

As per the advice to the market given by the Material Announcement of August 25, 2016, Sonda, has subscribed capital totaling R$ 114 million, and now holds an equity interest of

60% in Ativas, while Cemig Telecom holds 19.6% and Ativas Participações holds 20.4%.”

Cemig reiterates its commitment to timely publication of all and any material information on this matter.

Belo Horizonte, October 19, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26. SUMMARY OF PRINCIPAL DECISIONS OF THE 675TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 20, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 20, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 675th meeting, held on October 20, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matter:

•	Group life insurance.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

27. NOTICE TO STOCKHOLDERS DATED OCTOBER 21, 2016: CANDIDATE FOR ELECTION TO THE BOARD OF DIRECTORS AT EGM OF OCTOBER 25, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Candidate for election to the Board of Directors at

EGM of October 25, 2016

In accordance with Instruction 481/2009 of the CVM (Brazilian Securities Commission) and Official Circular CVM/SEP/02/2016, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the CVM, the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has received a proposal for election to its Board of Directors, as sitting member, to be debated and decided in the Extraordinary General Meeting of Stockholders to be held on October 25, 2016, as follows:

Candidate for election to the Board of Directors

12.6 Information and professional experience:

Name	Date of birth	Age	Profession
Daniel Alves Ferreira	July 6, 1972	44	Lawyer
CPF or Passport number	Elective position	Date of election	Date sworn in
205.862.458-04	Sitting Member of Board of Directors	October 25, 2016	October 25, 2016
Period of office	Other positions and functions held in the Company	Whether was elected by the controlling stockholder or not
Until AGM of 2018	Substitute Member of the Board of Directors	No
Independent member?		Number of consecutive periods of office
No		0
Professional experience

Daniel Alves Ferreira – Brazilian, lawyer responsible for the areas of Mass Litigation and Capital Markets of the MPMAE law office, working in the areas of:

Consumer Relationship Law, Civil Law and Corporate Law.

Participated in the Civil Procedure Law Workshops of the São Paulo Lawyers’ Institute (IASP), with work in the following categories under the aegis of IASP:

Aspects of the Reform of the Code of Civil Procedure;

Stable Union;

Alterations to the Code of Civil Procedure.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of any criminal convictions

DANIEL ALVES FERREIRA has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.7	Information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are formed under the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

12.8	Information on activity as a member of the committees formed under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since at present the company does not have a committee set up.

12.9	Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a.	Managers of the company

There is no family relationship between the persons nominated for membership of the Board.

b.	(i) Managers of the Company and

(ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and any managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c.	(i) Managers of the Company or of its direct or indirect subsidiaries and

(ii) any party that is direct or indirect holder of control of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d.	(i) Managers of the Company and

(ii) managers of the companies that directly or indirectly control the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of companies directly or indirectly controlling the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.10	Information on relationships of subordination, provision of service or control existing in the last three business years between the proposed manager of the Company and

a.	Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b.	Any party that directly or indirectly controls the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c.	If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Belo Horizonte, October 21, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

28. MATERIAL ANNOUNCEMENT DATED OCTOBER 24, 2016: TAESA – RESTRICTED OFFERING SETTLEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

TAESA – Restricted Offering Settlement

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today the Cemig affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) filed the following Material Announcement:

“TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A. (BM&FBOVESPA Ticker: TAEE11) (“TAESA” or the “Company”), pursuant to Section 157, §4° of Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) Rule No. 358, dated January 3rd, 2002, as amended, in addition to the material fact dated September 29, 2016, hereby informs its shareholders and the market in general of the settlement of its restricted offering (the “Restricted Offering”) of 65,702,230 units (each unit being evidenced by certificados de depósito de ações, each of which represents one outstanding ação ordinária (common share) and two outstanding ações preferenciais (preferred shares)) (the “Units”) to be offered and sold by Fundo de Investimento em Participações Coliseu (“FIP Coliseu”) and Companhia Energética de Minas Gerais – CEMIG (“CEMIG” and, together with FIP Coliseu, the “Selling Shareholders”), in accordance with CVM Rule No. 476, dated January 16, 2009, as amended (“CVM Rule 476”).

The Restricted Offering was a secondary offering, with restricted placement efforts of 65,702,230 Units held by the Selling Shareholders, being 25,000,000 Units held by FIP Coliseu and 40,702,230 Units held by CEMIG, at a price per Unit of R$19.65.

Because this was a secondary offering with restricted placement efforts the Company did not receive any proceeds. The Selling Shareholders were the beneficiaries of the net proceeds arising from the sale of Units and will be responsible for the payment of all costs and fees of the Restricted Offering.

With the settlement of the Restricted Offering, FIP Coliseu holds 153,775,790 common shares issued by the Company, representing 26.03% of the voting capital of the Company and 14.88% of the capital stock of the Company and CEMIG holds 252,369,999 common shares issued by the Company, representing 42.72% of the voting capital of the Company and 73,646,184 preferred shares issued by the Company, which, together with the common shares represents 31.54% of the capital stock of the Company. The outstanding Units (other than Units held by FIP Coliseu, CEMIG, the Company’s management and treasury shares) represents 53,58% of the Company`s capital stock and 31.24% of the Company’s voting stock.

This material fact is disclosed for informative purposes only and shall not, under any circumstances, be construed as an investment recommendation. This material fact does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, including the Units, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.”

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, October 24, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

29. MATERIAL ANNOUNCEMENT DATED OCTOBER 28, 2016: LIGHT: EXCLUSIVITY COMMITMENT WITH EDF FOR SALE OF INTEREST IN ITAOCARA HYDROELECTRIC PLANT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Light: Exclusivity commitment with EDF for

sale of interest in Itaocara Hydroelectric Plant

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today the Cemig affiliated company Light S.A., filed the following Material Announcement:

“Light S.A. (“Light” or “Company”), in compliance with Article 157, 4th paragraph, of Law No. 6.404, of December 15, 1976, as amended, and the Brazilian Securities and Exchange Commission (“CVM”) Rule 358, of January 3, 2002, as amended, hereby announces to its shareholders and the market in general that, following the receipt of a non-binding offer, submitted on September 20, 2016, by EDF S.A. (“Bidder” and “NBO”), an exclusivity letter (“Exclusivity Letter”) was signed between Light and the Bidder (“the Parties”), on this date. This commitment aims to further analyze a potential transaction related to the sale of the fifty-one per cent (51%) stake in Usina Hidrelétrica Itaocara S.A. (“Itaocara”), a company held by the Company through its wholly-owned subsidiary Itaocara Energia Ltda. (“Potential Transaction”).

The aforementioned Exclusivity Letter sets out the main terms and conditions to which the Company shall be submitted until January 31st, 2017, or the date the Parties sign a Sale and Purchase Agreement of Itaocara’s shares (“SPA”), whichever comes first (“Exclusivity period”).

In particular, the Exclusivity Letter grants the Bidder with (i) the right of exclusively appraising any information regarding the Potential Transaction to negotiate the purchase of the foregoing stake during the Exclusivity period; as well as (ii) the Company’s commitment to accept a possible binding and unconditional offer that may eventually be made by the Bidder provided it is, at the least, identical to the NBO. The Potential Transaction shall be subject to necessary regulatory approvals and additional conditions precedent for this kind of transaction.

The Company clarifies that this decision is in line with its mindset of constantly assessing strategic alternatives for its non-operating and non-core assets.

The Company will keep its shareholders and the market in general duly informed on the progress of the negotiations between the Parties in accordance to the legislation in force.”

Cemig will keep its stockholders and the market duly informed on all new information related to this subject.

Belo Horizonte, October 28, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

30. COMPANY BYLAWS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Below are the original by-laws of Cemig approved by the General Meeting held for formation of the Company, on May 22, 1952,

the minutes of which were filed with the Minas Gerais Commercial Board (JUCEMG) on May 27, 1952, under No. 57386,

as amended by all the General Meetings of Stockholders held for the purpose of altering the Bylaws, up to and including the most recent Extraordinary General Meeting of Stockholders, opened on June 14, 2016 and concluded on June 17, 2016.

The minutes of this most recent meeting were filed with JUCEMG on July 27, 2016, under No. 5804055.

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1	Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are:

–	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

–	to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems, to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services;

–	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services, within its field of operation, to companies in and outside Brazil; and

–	to carry out activities directly or indirectly related to its objects, including development and commercial operation of telecommunication and information systems.

§1	The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2	No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

§3	Since the Company’s securities are traded in the special listing segment referred to as Level 1 Corporate Governance of the BM&FBovespa Stock, Commodities and Futures Exchange, the Company, its stockholders, Managers and members of its Audit Board are subject to the provisions of the BM&FBovespa Level 1 Differentiated Corporate Governance Practice Regulations.

Clause 2	The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3	The Company shall have indeterminate duration.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER II

Capital and shares

Clause 4	The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais), represented by:

a)	420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with nominal value of R$ 5.00; and

b)	838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with nominal value of R$ 5.00

§1	The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5	The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)	10% (ten percent) of their nominal value;

b)	3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6	The common shares and the preferred shares shall have equal rights to distribution of bonuses and stock dividends.

§1	Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be mandatory when the limit specified in Article 297 of Law 6404 of December 15, 1976 is reached.

Clause 7	In business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of December 14, 1951, and State Law 15290 of August 4, 2004.

Clause 8	The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and all its capital shall be subscribed in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject

§1	The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§2	The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER III

The General Meeting of Stockholders

Clause 9	The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1	Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 10	Ordinary or extraordinary General Meetings of Stockholders shall be chaired by a stockholder elected by the Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 11	The management of the Company shall be exercised by a Board of Directors and an Executive Board.

§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the following exceptions: only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer; and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§2	Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§3	Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of Directors of the respective subsidiaries or affiliated companies. The Chief Business Development Officer shall always be appointed as one of the members of such committees, and shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.

§4	The Board of Directors and the Executive Board, in the management of the company and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates and of the consortia in which those subsidiaries have direct or indirect holdings, shall obey the provisions of the Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§5	The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the Company and its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§6	The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the Company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§7	In its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent);

c)	to limit the consolidated balance of funds recorded in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)	to limit the consolidated amount of funds spent on capital investment and/or the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)	to invest only in distribution, generation and transmission projects that offer real minimum internal rates of return equal to or greater than those specified in the Long-term Strategic Plan, subject to the legal obligations;

f)	to limit expenses of the wholly-owned subsidiary Cemig Distribuição S.A. (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)	to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§8	The targets specified in §7 above shall be calculated on the consolidated basis, taking into account the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliated companies and consortia.

§9	The targets established in Sub-clauses ‘a’, ‘b’, ‘c’ and ‘d’ of §7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)	consolidated indebtedness not to exceed 2.5 (two and a half) times Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) not to exceed 50% (fifty per cent);

c)	the consolidated balance of funds recorded in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, not to exceed 10% (ten per cent) of Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)	the consolidated amount of funds spent on capital investment and/or the acquisition of any assets not to exceed the equivalent of 65% (sixty five per cent) of Ebitda (Earnings before interest, taxes, depreciation and amortization) in the business year 2006, and not to exceed the equivalent of 55% (fifty five per cent) of Ebitda in 2007.

Section I

The Board of Directors

Clause 12	The Company’s Board of Directors shall be made up of 15 (fifteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected

§1	The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

§2	The global or individual amount of the remuneration of the Board of Directors shall be set by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3	The minority stockholders of common shares, and the holders of the preferred shares, both have the right to elect one member of the Board of Directors, in separate votes, in accordance with the legislation.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§4	The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.

§5	The posts of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.

§6	The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.

Clause 13	In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.

§1	In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority.

Clause 14	The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or by its Vice-Chairman, or by one-third of its members, or when requested by the Executive Board.

§1	The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) business days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided that the other members of the Board are unequivocally aware of the convocation.

§2	Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.

Clause 15	The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 16	The Chairman and Vice-Chairman of the Board of Directors shall be chosen by the members of that Board, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 17	The Board of Directors shall have the following functions and duties:

a)	to set the general orientation of the Company’s business;

b)	to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)	to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or any company that controls any such stockholder, or is controlled, individually or jointly, by any such stockholder.

d)	to decide, upon a proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)	to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f)	to call the General Meeting of Stockholders;

g)	to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h)	to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;

i)	to choose and to dismiss the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)	to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

k)	to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)	to authorize the issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

m)	to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them;

n)	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)	to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)	to approve the declarations of vote in the General Meetings of Stockholders, and the orientations for voting in the meetings of the boards of directors, of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)	to approve the constitution of, and participation in the equity of, any company, undertaking or consortium;

r)	to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors, or the whole number of Members of the Board immediately below the number resulting from that quotient in the event that it is not a whole number;

s)	to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board; and

t)	to manage and direct the activities of internal auditing.

§1	The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize entering into contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§2	The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Section II

The Executive Board

Clause 18	The Executive Board shall be made up of the following 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors:

Chief Executive Officer;

Deputy Chief Executive Officer;

Chief Finance and Investor Relations Officer;

Chief Corporate Management Officer;

Chief Distribution and Sales Officer;

Chief Trading Officer;

Chief Business Development Officer;

Chief Generation and Transmission Officer;

Chief Officer for Human Relations and Resources:

Chief Counsel; and

Chief Institutional Relations and Communication Officer.

§1	The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office. The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.

§2	The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be set by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3	The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§4	Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

Clause 19	In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer, for whatever period the absence or leave may last, and, in the case of the post being vacant, or of prevention of its exercise, or of resignation, until the post is filled by the Board of Directors.

§1	In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave lasts, or, in the event of vacancy, impediment or resignation, until the post is filled by the Board of Directors.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§2	The Chief Executive Officer or member of the Executive Board elected in the way described in this clause shall hold the position for the time which remains of the period of office of the Executive Officer who is substituted.

Clause 20	The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice is not required if all the Executive Officers are present. Unless stated to the contrary in these Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21	The Executive Board is responsible for the current management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§1	The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)	the Company’s strategies and actions, including any project related to its objects;

b)	new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which it participates;

c)	the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d)	the rates of return and profits to be obtained or generated by the Company.

§2	The Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan, and must give details of the operational revenue and expenses, the costs and capital expenditure, the cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or from funds of third parties, and any other data that the Executive Board considers to be necessary.

§3	The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared under the coordination of the Chief Executive Officer and the Chief Finance and Investor Relations Officer, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer, and at all times, in all aspects, with the participation of all the Chief Officer’s Departments. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§4	The following matters shall require a decision by the Executive Board:

a)	approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)	examination, and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)	examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Strategic Implementation Plan at the time in force, and revisions of it;

d)	decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)	approval of disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and/or giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)	authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings and the creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of Sub-clause ‘o’ of Sub-item IV of Clause 22;

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)	authorization to open administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts of R$ 2,800,000.00 (two million eight hundred thousand Reais) or more and less than R$ 14,000,000.00 (fourteen million Reais);

i)	authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)	authorization of the provisions in the Company’s accounts of less than R$ 14,000,000 (fourteen million Reais), upon proposal by the Chief Finance and Investor Relations Officer;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

k)	approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of Sub-clause ‘h’ of Sub-item I of Clause 22;

l)	authorization of expenditure on personnel expenses and collective employment agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors and the Annual Budget approved; and

m)	examination of and decision on the contracting of external consultants, when requested by the office of any Chief Officer’s Department, subject to the provisions of Clause 17, Sub-clause “j’, and Clause 21, §4, Sub-clause ‘h’.

§5	Actions necessary for the regular functioning of the Company, entering into contracts, and other legal transactions shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or by a person holding a valid power of attorney.

§6	Powers of attorney must be granted by the Chief Executive Officer, jointly with one Executive Officer, except for the power described in Sub-clause ‘c’ of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§7	The financial limits applying to decisions by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Clause 22	Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I	To the Chief Executive Officer:

a)	to oversee and direct the work of the Company;

b)	to coordinate the preparation, consolidation and implementation of the Company’s Multi-year Strategic Implementation Plan: in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer; and in both cases with the participation of the other Chief Officers of the Company;

c)	to represent the Company in the Courts, on the plaintiff or defendant side;

d)	to sign, jointly with one Chief Officer, documents which bind the Company;

e)	to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)	to hire and dismiss employees of the Company;

g)	to manage and direct the Corporate Executive Office, and activities of strategic planning;

h)	to propose to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions in the Company; and

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

i)	to propose the appointments to positions of Management and positions on the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social – Forluz, after hearing the Chief Finance and Investor Relations Officer; and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Business Development Officer, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail;

II	To the Deputy Chief Executive Officer:

a)	to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)	to promote improvement of the Company’s social responsibility and sustainability policies;

c)	to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)	to co-ordinate the Company’s strategy for operations activity in relation to social responsibility, the environment, technological processes and strategic management of technology;

e)	to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)	to promote implementation of programs for the Company’s technological development; and

g)	to monitor the management of the plans for compliance with the guidelines for the environment, technology and improvement of quality.

III	To the Chief Finance and Investor Relations Officer:

a)	to make available the financial resources necessary for the operation and expansion of the Company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financing, and the related services;

b)	to coordinate the preparation and consolidation of the Company’s Annual Budget: in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer; and in both cases with the participation of the other Chief Officers of the Company;

c)	to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief Business Development Officer;

d)	to accompany the economic and financial performance of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)	to carry out the accounting of, monitor and control the economic-financial transactions of the Company, including those of its wholly-owned and other subsidiaries;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	to determine the cost of the service and to establish a policy on insurance, as set out in the Company’s Multi-year Strategic Implementation Plan;

g)	to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)	to control and supervise the Company’s share capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or to the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)	to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)	to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)	to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)	to arrange for the financial management of the Company and of its wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which the company participates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)	to monitor the economic and financial results of the Company’s holdings in the subsidiaries and affiliated companies;

n)	to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws:

(i)	injections of capital into the wholly-owned subsidiaries; and

(ii)	jointly with the Chief Business Development Officer, injections of capital, exercise of the right of preference, and signing of voting agreements, in the subsidiaries, in the affiliated companies and in the consortia in which the Company participates;

o)	to take part in all negotiations that involve constitution or alteration of corporate documents of any of the companies in which the Company has any equity holding;

p)	to coordinate, jointly with the Chief Business Development Officer, the processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force; and

q)	to monitor and evaluate the financial performance of the subsidiaries and affiliates, and of the consortia in which the company participates, and to disseminate it within the Executive Board.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	To the Chief Corporate Management Officer:

a)	to decide, conduct and supervise the Company’s telecommunications and information technology policy;

b)	to plan, put in place and maintain the Company’s telecommunications and information technology systems;

c)	to decide policies and rules on support services such as transport, administrative communication, security guarding, and provision of adequate quality in the workplace for the Company’s personnel;

d)	to provide the Company with infrastructure and administrative support resources and services;

e)	to coordinate the policies, processes and means of property security and security guarding approved by the Company;

f)	to administer the process of acquisition and disposal of materials, equipment and real estate property, contracting of works and services and construction and inspection of works on buildings;

g)	to effect quality control of the material acquired and monitoring of the qualification of contracted service providers;

h)	to administer and control the stock of material, and to arrange for separation and recovery of used material, and sales of excess and unusable material, and scrap;

i)	to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers or development agencies or industry associations, in the ambit of the State of Minas Gerais;

j)	to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

V	To the Chief Distribution and Sales Officer:

a)	to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;

b)	to prepare the planning of the Company’s distribution system;

c)	to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)	to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)	to manage the Company’s work safety policy within the scope of his/her activities;

f)	to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)	to develop programs and actions with captive consumers that have demand lower than 500kW, with a view to the most efficient use of electricity;

h)	to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500kW;

i)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)	to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

k)	to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)	to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities; and

m)	to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VI	To the Chief Generation and Transmission Officer:

a)	to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s transmission system;

b)	to prepare the planning of generation and transmission;

c)	to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)	to develop and manage hydro-meteorological activities of interest to the Company;

f)	to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)	to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the sectors of electricity generation and transmission;

h)	to manage the Company’s laboratories and central workshops;

i)	to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation in the generation and transmission facilities;

j)	to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

k)	to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

l)	to manage and promote the Company’s work safety policy within the scope of his/her activities;

m)	to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)	to supply technical support to negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies; and

o)	to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VII	To the Chief Trading Officer:

a)	to carry out research, studies, analyses and projections on the markets of interest to the Company;

b)	to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)	to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings participation in all the segments of markets specialized in energy;

d)	to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)	to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)	to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)	to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)	to identify, measure and manage the risks associated with trading of electricity;

i)	to negotiate and manage the commercial transactions involved in transport and connection for any party accessing the distribution system;

j)	to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies;

k)	to manage the trading of the Company’s carbon credits, in coordination with the Department of the Chief Business Development Officer; and;

l)	to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VIII	To the Chief Business Development Officer:

a)	to arrange for search, analysis and development of new business of the Company in the areas of electricity generation, transmission and distribution, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)	to arrange for technical, economic-financial, and environmental feasibility studies of new business for the Company, in coordination with the Chief Officer’s Departments related to the business area concerned in each case;

c)	to coordinate negotiations and implement partnerships, consortia, specific-purpose companies and other forms of association with public- or private-sector companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of those projects;

d)	to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan; and with the Chief Finance and Investor Relations Officer, of the Annual Budget in relation to the affiliated companies and subsidiaries;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its activity;

f)	to seek, coordinate, evaluate and structure the opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)	to coordinate the Company’s participation in auctions for new business held by any person or legal entity, under public or private law, including regulatory agencies;

h)	to arrange the search for and analysis of business opportunities related to the use of carbon credits, within the ambit of the Company;

i)	to prepare the planning of and the Capital Expenditure Programs for new business in all the sectors and activities directly or indirectly related to the Company’s objects;

j)	to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)	to accompany Brazil’s energy planning, within the Company;

l)	to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)	to propose, jointly with the Chief Finance and Investor Relations Officer, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)	to coordinate, within the ambit of the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)	to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)	to coordinate, jointly with the Chief Finance and Investor Relations Officer, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)	to monitor and evaluate the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates, and to disseminate it within the Executive Board;

r)	to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)	to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of its interests in the consortia in which the company participates, in interaction with the Offices of the other Chief Officers of the Company;

t)	to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas and/or sub-products or by-products, directly or through third parties;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

u)	to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

v)	to carry out research, analyses and studies of investments and new technologies related to oil and gas and studies and development of business in that sector;

w)	to develop a structure of rules and standardization for projects in the field of oil and gas;

x)	to consolidate the management of the work safety policies of Gasmig and of other specific-purpose companies, in the ambit of the oil and gas activities;

y)	to carry out research, studies, analyses and forecasts of the markets of interest to the Company in the ambit of the oil and gas activities; and

z)	to represent the Company in the various entities that bring together the companies of the oil and gas sector.

IX	To the Chief Officer for Human Relations and Resources:

a)	to ensure the provision of appropriate personnel to the Company;

b)	to decide the Company’s human resources policy and to orient and promote its application;

c)	to coordinate the policies, processes and means of work safety approved by the Company;

d)	to orient and conduct the activities related to organizational studies and their documentation;

e)	to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

f)	to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

g)	to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.

X	To the Chief Counsel:

a)	to coordinate the legal activities of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses ’a’ and ’b’, of Law 6404/1976, comprising:

–	organization and supervision of the legal services of the companies in the areas of litigation and consultation, in all the areas of law;

–	establishment of directive guidelines, issuance of legal orientations and preventive activity in legal matters in the interests of the Companies;

–	adoption of measures aiming for integration and synergy of the legal areas of the Companies;

–	promotion of the defense of the interests of the companies in the Courts and in the administrative sphere; and

–	decision on strategies in law and in case procedure to be adopted by the companies;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	to support the other areas of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses ’a’ and ’b’, of Law 6404/1976, in legal and juridical matters;

c)	to propose and implement the directive guidelines for contracting of external legal services, coordinating and supervising their execution; and

d)	to coordinate the information relating to the Company’s legal actions, proceedings in the administrative sphere and legal consultancy services; and of those of the Company’s wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses ’a’ and ’b’, of Law 6404/1976; and periodically or when requested, to inform the Executive Board and the Board of Directors on the strategy adopted in terms of proceedings and law, and the progress and development of such proceedings.

XI	To the Chief Institutional Relations and Communication Officer:

a)	to coordinate the representation of the Company and of its wholly-owned subsidiaries within the scope of its regulatory attributions in relations with the regulatory agencies, the Mining and Energy Ministry, and forums and associations of the sector;

b)	to coordinate the institutional relationships of the Company and of its wholly-owned subsidiaries, including the principal forums of legislation and development of public policies associated with the electricity sector;

c)	to coordinate the processes of inspection, and notices, originating from the regulatory agencies related to the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

d)	to coordinate, based on the Company’s Strategic Planning, the disclosure of institutional and corporate information about the Company and its wholly-owned subsidiaries;

e)	to coordinate the accompaniment of proposals for legislation and regulations, and also the statements of position of the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

f)	to coordinate analysis and arrangements made for preparation of regulatory scenarios, ensuring that the impacts on the business of the Company’s wholly-owned subsidiaries are evaluated, to provide supporting input for the Company’s corporate strategic planning;

g)	to coordinate and align the corporate communication actions of the Company and of its wholly-owned subsidiaries to preserve the Company’s culture and values in relations with stockholders, employees, communities, clients, suppliers, government and opinion-formers, also ensuring alignment with the Company’s Strategic Plan;

h)	to coordinate the corporate communication efforts and actions of the Company and of its wholly-owned subsidiaries, aiming to maintain and strengthen the brand and sustain the addition of value in the relationships with the Company’s significant publics in such a way as to ensure a strong and positive reputation;

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

i)	to coordinate actions on defining and implementing the use of the brands of the Company and of its wholly-owned subsidiaries, to guarantee the value and strengthening of the Company;

j)	to coordinate actions relating to preservation of the Memory Project of the Company and of its wholly-owned subsidiaries, making continuous efforts on behalf of the physical collections of the Company and of its wholly-owned subsidiaries;

k)	to coordinate the monitoring, control and disclosure of institutional and corporate information;

l)	to coordinate, in accordance with the directives established by the Board of Directors, the use of funds for cultural projects, especially those of social responsibility, with funds under incentive laws;

m)	to coordinate the disclosure of programs for energy efficiency and other programs directed to needy communities; and

n)	to carry out the function and activities of the Company’s Ombudsman.

§1	The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§2	The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§3	As well as the exercise of the attributions set for them in these Bylaws, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success for the Company in its greater objectives and interests.

§4	The projects developed by the Company in the area of the Office of the Chief Business Development Officer, once structured and constituted, must be assumed by the respective Chief Officer’s Departments, which shall be responsible for their construction, execution, operation and sales activity, as specified in these Bylaws.

§5	It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§6	The financial limit set by Sub-clause ‘o’ of Item IV of this clause shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, produced by the Getúlio Vargas Foundation.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER V

The Audit Board

Clause 23	The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the General Meeting of Stockholders, and may be re-elected.

§1	The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.

Clause 24	In the event of resignation, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25	The responsibilities and powers of the Audit Board are those set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the country in which the Company’s shares are listed and traded, in accordance with its Regulations;

Clause 26	The remuneration of the members of the Audit Board shall be set by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

CHAPTER VI

The business year

Clause 27	The business year shall coincide with the calendar year, closing on 31 December of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 28	Before any sharing of the profit, there shall be deducted from the result for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit and the profit shares of employees and managers.

§1	The net profit ascertained in each business year shall be allocated as follows:

a)	5% (five per cent) to the legal reserve, up to the maximum limit specified by law;

b)	50% (fifty per cent) distributed as mandatory dividend to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)	the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 29	The dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;

b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§1	Once the dividends specified in Sub-clauses ‘a’ and ‘b’ of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§2	The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§3	The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the mandatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30	Without prejudice to the mandatory dividend, every two years, starting from the business year 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause ‘c’ of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 31	The dividends declared, mandatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1	Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 32	The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33	It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of §1 of Article 190 of Law 6404 of December 15, 1976.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER VII

Liability of Management

Clause 34	Members of the Company’s management are liable to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35	The Company guarantees defense of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, on the plaintiff or defendant side, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions which do not violate the provisions of law or of these Bylaws.

§1	The guarantee given in the head paragraph of this clause also extends to employees who legally carry out actions by delegation from members of the Company’s Management.

§2	The Company may contract third-party liability insurance to cover the expenses of proceedings, fees of counsel and indemnities arising from the legal or administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§3	Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee, against whom a court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

As amended by the EGM opened on June 14, 2016 and completed on June 17, 2016.

Cemig Corporate Executive Office (SG), Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil. Tel.: +55 31 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

31. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON OCTOBER 25, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON OCTOBER 25, 2016

At 11 a.m. on October 25, 2016, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by State Procurator Mrs. Renata Couto Silva de Faria, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders; and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre de Queiroz Rodrigues to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on September 16, 20 and 21 in the newspaper Minas Gerais, official publication of the Powers of the State, on pages 42, 26 and 38, respectively, and in O Tempo, on pages 31, 28 and 32, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS – OCTOBER 25, 2016

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on October 25, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Change in the composition of the Board of Directors, due to resignation.

2	Orientation of vote(s) of the representative(s) of the Company at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT (Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.), also to be held on October 25, 2016, on change to the composition of the Board of Directors, due to a resignation, if there is a change in the composition of the Board of Directors of Cemig.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by October 21, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, September 9, 2016

José Afonso Bicalho Beltrão da Silva – Chair of the Board of Directors”

The Chair then announced that due to the resignation of Mr. Victor Guilherme Tito, a sitting member of the Company’s Board of Directors, as per a letter in the Company’s possession, the stockholders present should reconstitute the composition of the Board of Directors.

He explained that, independently of the present period of office of the members of the Board of Directors having been initiated through the use of the multiple vote, the stockholders FIA Dinâmica Energia and AGC Energia S.A. had, as per a letter in the Company’s possession, requested that this method of election should be maintained.

The Chair then further explained that, at the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 29 of this year, in accordance with Clause 12 of the by-laws, sitting members and their respective substitute members nominated by representatives of the holders of preferred shares and by the minority stockholders with the right to vote were elected; and that after the election of those Board members, the instrument of multiple vote was then applied to fill the remaining vacancies on the Board of Directors.

Asking for the floor and drawing attention to the Decision by the Council of the CVM (the Brazilian Securities Commission) on Regulations Consultation 3649/2002, the stockholder Romário Fernando da Silva pointed out that no proposal had been made in favor of removing the members of the Board of Directors that had been elected by minority stockholders in the said Ordinary and Extraordinary General Meetings of 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Thus, the Chair ratified that the following should remain members of the Board of Directors:

– sitting member:

Marcelo Gasparino da Silva	– Brazilian, married, lawyer, domiciled in Florianópolis, Santa Catarina State, at Rua Esteves Júnior 605/1411, Centro, CEP 88015-130, bearer of Identity Card 2302967, issued by Santa Catarina State Public Safety Department, and CPF 807383469-34;

and as his substitute member:

Aloĺsio Macário Ferreira de Souza	– Brazilian, married, accountant, domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Homem de Melo 315/101, Tijuca, CEP 20510-180, bearer of Identity Card 04565759-0, issued by the Rio de Janeiro State Traffic Department, and CPF 540678557-53;

– as sitting member

José Pais Rangel	– Brazilian, married, lawyer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card No. 22191 issued by the Brazilian Bar association of Rio de Janeiro, and CPF 239775667-68;

and, as his substitute member:

José João Abdalla Filho	– Brazilian, single, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card 1439471, issued by the Public Safety Department of São Paulo State, and CPF 245730788-00.

– all to serve the remainder of the present period of office of two years, which began on April 29, 2016, that is to say until the Annual General Meeting to be held in 2018.

The Chair then stated that this meeting should now elect the other sitting and substitute members of the Board of Directors, to serve the same period of office of 2 years, which began on April 29, 2016, that is to say until the Annual General Meeting to be held in 2018; and that 28,461,568 shares were necessary for the election of each member of the Board of Directors.

The representative of the stockholder BNDES Participações S.A. – BNDESPar then asked for the floor and elected, as a sitting member of the Board of Directors,

Ms. Patricia Gracindo Marques de Assis Bentes	– Brazilian, divorced, company manager, domiciled in Rio de Janeiro, RJ, at Rua Ministro Ramos Monteiro 37/701b, Leblon, CEP 22430-100, bearer of Identity Card 59879098-6, issued by the Public Safety Department of São Paulo State, and CPF nº 810318827-15;

– stating that her substitute member would be elected at a later date.

The representative of BNDESPar then asked the stockholders present for preventive application of the terms of Article 147, sub-paragraph 3, Sub-item I, of Law 6404/1976, to the possible election of Ms. Patricia Gracindo Marques de Assis Bentes as a member of the Board of Directors of a company of the ‘Cemig Group’, and this proposal was approved unanimously.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representatives of the stockholder FIA Dinâmica Energia and of the stockholder AGC Energia S.A. then made the following nominations for the Board of Directors:

– as sitting members:

Ricardo Coutinho de Sena	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M30172 issued by the Minas Gerais Public Safety Department, and CPF 090927496-72;

Paulo Roberto Reckziegel Guedes	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG13975681 issued by the Minas Gerais Public Safety Department, and CPF 400540200-34;

Saulo Alves Pereira Junior	– Brazilian, divorced, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M5345878, issued by the Public Safety Department of the Minas Gerais State, and CPF 787495906-00; and

Daniel Alves Ferreira	– Brazilian, married, lawyer, domiciled in São Paulo, São Paulo State at Rua Marquês de Paranaguá 348/10th floor, Consolação, CEP 01303-905, bearer of Identity Card 10933833 issued by the São Paulo State Public Safety Department, and CPF 205862458-04.

– and as their respective substitute members:

Bruno Magalhães Menicucci	– Brazilian, single, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11890035, issued by the Minas Gerais State Public Safety Department, and CPF 081100286-16;

Carolina Alvim Guedes Alcoforado	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card 45981769-3 issued by the São Paulo State Public Safety Department, and CPF 323732308-01;

Marina Rosenthal Rocha	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11781993, issued by the Minas Gerais State Public Safety Department, and CPF 060.101.836-26; and;

Tarcĺsio Augusto Carneiro	– Brazilian, legally separated, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG1076524, issued by the Minas Gerais State Public Safety Department, and CPF 372404636-72;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder The State of Minas Gerais then asked for the floor, and proposed election of the following persons as members of the Board of Directors:

– as sitting members:

José Afonso Bicalho Beltrão da Silva	– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by the Minas Gerais State Public Safety Department, and CPF nº 098044046-72;

Mauro Borges Lemos	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card MG992314, issued by the Public Safety Department of Minas Gerais State, and CPF 316720516-49;

Allan Kardec de Melo Ferreira	– Brazilian, widowed, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Oscar Versiani Caldeira 239, Mangabeiras, CEP 30210-280, bearer of Identity Card M92892, issued by the Minas Gerais State Public Safety Department, and CPF Nº 054541586-15;

Arcângelo Eustáquio Torres Queiroz	– Brazilian, married, electricity employee, domiciled in Belo Horizonte, Minas Gerais, at Rua Carmo do Paranaĺba 292/202, Itapuã, CEP 31710-140, bearer of Identity Card MG3632038, issued by the Civil Police of the State of Minas Gerais, and CPF 539109746-00;

Helvécio Miranda Magalhães Junior	– Brazilian, single, doctor, resident and domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel 735/1104, Funcionários, CEP 30140-100, bearer of Identity Card 161715-0, issued by the Minas Gerais State Public Safety Department, and CPF 561966446-53;

Marco Antônio de Rezende Teixeira	– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Senhora das Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582, issued by the Minas Gerais State Public Safety Department, and CPF 371515926-04;

Marco Antonio Soares da Cunha Castello Branco	– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Minas Gerais State Public Safety Department, and CPF 371150576-72; and

Nelson José Hubner Moreira	– Brazilian, married, engineer, domiciled in Brasĺlia, Federal District, at AOS 2, Bloco G, Ap. 203, CEP 70660-027, bearer of Identity Card 1413159, issued by the Félix Pacheco Institute of the State of Rio de Janeiro, and CPF nº 443875207-87;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– and as their respective substitute members:

Bruno Westin Prado Soares Leal	– Brazilian, married, economist, resident and domiciled in Brasĺlia, Federal District, at SQN 107, Bloco E, Ap. 110, Asa Norte, CEP 70743-050, bearer of Identity Card 8553405 issued by the Minas Gerais State Public Safety Department, and CPF nº 055230506-52;

Samy Kopit Moscovitch	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card 6568-4, issued by the Minas Gerais State Regional Council of Economists (Corecon-MG), and CPF 432564816-04;

Luiz Guilherme Piva	– Brazilian, married, economist, domiciled in Belo Horizonte, MG, at Rua Professor Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the Minas Gerais State Public Safety Department, and CPF 454442936-68;

Franklin Moreira Gonçalves	– Brazilian, married, data processing technologist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card MG5540831, issued by the Minas Gerais State Civil Police, and CPF 754988556-72;

Wieland Silberschneider	– Brazilian, divorced, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 1210/301, Gutierrez, CEP 30441-023, bearer of Identity Card 4040 issued by the Minas Gerais State Regional Council of Economists (Corecon-MG), and CPF 451960796-53;

Antônio Dirceu Araujo Xavier	– Brazilian, married, lawyer, resident and domiciled in Nova Lima, Minas Gerais, at Alameda Monte Cristallo 16, Condomĺnio Villa Alpina, CEP 34000-000, bearer of Identity Card 14351, issued by the Brazilian Bar Association, Minas Gerais Chapter (OAB/MG), and CPF 068412446-72;

Ricardo Wagner Righi de Toledo	– Brazilian, widower, manager, domiciled in Belo Horizonte, Minas Gerais, at Rua Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Minas Gerais State Public Safety Department, and CPF 299492466-87; and

Carlos Fernando da Silveira Vianna	– Brazilian, single, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Pólos 424/700, Santa Lúcia, CEP 30360-530, bearer of Identity Card 23844/D, issued by the Regional Council of Engineers and Agronomists of Minas Gerais (CREA-Minas Gerais), and CPF nº 319830656-68.

Asking for the floor, the representative of the stockholder BNDES Participações S.A. – BNDESPar, with the intention of checking the regularity of the present election by multiple vote, especially having in mind that the board members previously elected in a separate vote procedure will remain at their posts, asked the Meeting Committee for:

–	the record of the stockholders present at the Ordinary and Extraordinary General Meetings of Stockholders of the Company of April 29, 2016, as specified in Paragraph 8 of Article 141 of Law 6404/1976, and

–	the related number of shares that participated in the said separate vote procedure.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

It having been found that there was an error in the record of the number of votes for election of the Board members José Pais Rangel and José João Abdalla Filho, in the said Meetings, the representative of the stockholder BNDESPar stated that it had not been possible to check that matter, and then requested that Cemig should call a further General Meeting of Stockholders to rectify that number of votes and to ratify the other decisions.

The other stockholders consented to this request.

The Board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair then stated that as a result of the new composition of the Board of Directors of this company and in accordance with the provision in Clause 11, §1, and the head paragraph of Article 12 of the by-laws of Cemig, and in the sole sub-paragraph of Clause 8 of the by-laws of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., there is a need to alter the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since the structure and composition of the Boards of Directors of those Companies are required to be identical to those of Cemig.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with Item 2 of the agenda. The content of that document is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 25, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig:

Whereas –

a)	Mr. Victor Guilherme Tito has resigned as substitute member of the Board of Directors of Cemig, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., according to a letter in the Company’s possession;

b)	an Extraordinary General Meeting of Stockholders of Cemig will be held on January 20, 2016, to change the composition of the Company’s Board of Directors;

c)	§1 of Clause 8 of the by-laws of Cemig D and Cemig GT states:

“§1 The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig;”

d)	Cemig D and Cemig GT will each hold an Extraordinary General Meeting of Stockholders on October 25, 2016, to make changes to their Audit Boards, in the event that the composition of the Board of Directors of this Company is changed on that date; and

e)	Subclause ‘g’ of Paragraph 4 of Clause 21 of the by-laws of Cemig states the following as attribution and responsibility of the Executive Board:

“Clause 21 – ... § 4º ...

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– do now propose to you as follows:

– that the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. and in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., to be held on October 25, 2016, should vote in favor of the change in the Board of Directors if there is a change in the Board of Directors of Cemig, on the same date.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, September 9, 2016

José Afonso Bicalho Beltrão da Silva	Marco Antônio de Rezende Teixeira
Mauro Borges Lemos	Marco Antônio Soares da Cunha Castello Branco
Allan Kardec de Melo Ferreira	Nelson José Hubner Moreira
Arcângelo Eustáquio Torres Queiroz	Paulo Roberto Reckziegel Guedes
Helvécio Miranda Magalhães Junior	Ricardo Coutinho de Sena
José Pais Rangel	Saulo Alves Pereira Junior
Marcelo Gasparino da Silva	Daniel Alves Ferreira”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This proposal was submitted to debate and, subsequently, to votes, and was approved, with the stockholder BNDES Participações S.A. – BNDESPar abstaining, and voting in favor of alteration of the composition of the Board of Directors of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. only in relation to the election of Ms. Patrícia Gracindo Marques de Assis Bentes.

There being no further business, the Chair opened the meeting to the floor.

Mr. Daniel Duarte Costa de Avelar, representative of the stockholder Celso Eduardo Senna de Lima, requested the Company to evaluate the implications arising from Mr. Manuel Jeremias Leite Caldas being a member of the Audit Board of Cemig and at the same time being a member of the Independent Investigation Commission of Centrais Elétricas Brasileiras S.A. – Eletrobras.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

32. SUMMARY OF PRINCIPAL DECISIONS FO THE 676TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 28, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 28, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 676th meeting, held on October 28, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Orientation of vote in a meeting of the Board of Directors of Light S.A.

2.	Guidelines for preparation of the Five-Year Plan for 2017–2021 and the Budget for 2017.

3.	Contracting of services of external auditors.

4.	Changes to the by-laws, and signature of the Stockholders’ Agreement, of Rio Minas Energia S.A. (RME) and of Luce Empreendimentos e Participações S.A. (Lepsa), and orientation of vote in these companies. Signature of an amendment to the Share Subscription Agreement of Parati S.A., the Agreement between Secondary Stockholders; and the terms of amendments to the contracts for a fiduciary charge on shares in Taesa and Light S.A., and to the contract for fiduciary assignment of receivables in guarantee.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.